UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934






                             SHOPPING SHERLOCK, INC.
--------------------------------------------------------------------------------
                    (Exact name of registrant in its charter)

           Florida                                  91-1962104
------------------------------------- ----------------------------------------
 (State or other jurisdiction or        (I.R.S. Employer Identification No.)
 of incorporation or organization)


   11201 S.E. 8th Street, Suite 152
       Bellevue, Washington                             98004
-------------------------------------- ----------------------------------------
Address of principal executive offices)               (Zip Code)


       Registrant's telephone number, including area code: (425) 372-3060


                    Securities to be registered under Section
                               12(b) of the Act:

                   None
----------------------------------- -------------------------------------------
Title of each class to be so         Name of each exchange on which each class
registered                           is to be registered


                    Securities to be registered under Section
                               12(g) of the Act:


                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
-------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
NOTE REGARDING FORWARD LOOKING STATEMENTS.........................................................................1

ITEM 1        BUSINESS............................................................................................1

ITEM 2        FINANCIAL INFORMATION..............................................................................24

ITEM 3        PROPERTIES.........................................................................................30

ITEM 4        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....................................30

ITEM 5        DIRECTORS AND EXECUTIVE OFFICERS...................................................................31

ITEM 6        EXECUTIVE COMPENSATION.............................................................................32

ITEM 7        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................................................33

ITEM 8        LEGAL PROCEEDINGS..................................................................................35

ITEM 9        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
              MATTERS............................................................................................35

ITEM 10       RECENT SALES OF UNREGISTERED SECURITIES............................................................35

ITEM 11       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED............................................37

ITEM 12       INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................................................37

ITEM 13       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA........................................................38

ITEM 14       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE...............39

ITEM 15       FINANCIAL STATEMENTS AND EXHIBITS..................................................................39


                    NOTE REGARDING FORWARD LOOKING STATEMENTS


     Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: the Company's limited operating history, competition, risks of technological change, the Company's dependence on key personnel, marketing relationships and third party suppliers, the Company's ability to protect its intellectual property rights and the other risks and uncertainties described under "Business -- Risk Factors" in this Form 10. Certain of the forward-looking statements contained in this registration statement are identified with cross references to this section and/or to specific risks identified under "Business -- Risk Factors."


ITEM 1    BUSINESS

     Shopping Sherlock, Inc. (the "Company") is a development stage company that currently provides Web site and e-business services. The Company currently develops and hosts an e-commerce-enabled Web site for one client. From this Web site, the client's sales associates can send/receive e-mail, place wholesale orders, receive retail orders, generate genealogy and sales reports and sign up new sales associates. The client is also able to add and revise content on the site at any time. The Company is also developing two Internet-based retail stores that will sell consumer goods and intends to distribute and market rebate shopping memberships. The Company was incorporated in Florida on August 17, 1984 under the name Aida Industries, Inc. The Company began operations in January of 1999 and on March 24, 1999, changed its name from Aida Industries, Inc. to Shopping Sherlock, Inc.

     On May 26, 1999, the Company acquired all the issued and outstanding capital stock of Shopping Sherlock, Inc., a Delaware corporation that was unrelated to the Company ("SSI"). Pursuant to the terms of an Agreement and Plan of Reorganization among the Company, SSI and Shopping Acquisition Corp. ("Acquisition Sub"), a wholly-owned subsidiary of the Company, Acquisition Sub merged with and into SSI, and the stockholders of SSI, in exchange for all the shares of SSI common stock held by them, received an aggregate of 2,000,000 shares of the Company's common stock. At the time of acquisition, the controlling stockholder of SSI was Richard Stewart and, as a result of the acquisition, Mr. Stewart became a director and 20.0% shareholder of the Company. Mr. Stewart is also the President and Chief Executive Officer of Premier Lifestyles International Corporation ("PLIC"). Unless otherwise noted herein, references to "the Company" shall mean the Company and its wholly-owned subsidiary SSI.

     The Company has been in the development stage since inception. It has no operating revenues to date, has accumulated losses of $458,980 and will require additional working capital to complete its business development activities and to generate revenues adequate to cover operating and further development expenses. At June 30, 1999, the Company had working capital of $551,515. During the year ended December 31, 1998 and the six-month period ended June 30, 1999, the Company incurred expenses related to research and development of $0 and $137,324, respectively. The Company incurred a net loss of $2,079 for the year ended December 31, 1998 and of $455,901 for the six months ended June 30, 1999. The Company's auditors have raised substantial doubt about the Company's ability to continue as a going concern.


Industry Background

     The Online Retail Industry. The Internet and commercial online services are emerging as significant global communications media, enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth in the use of the Internet and commercial online services, including the large and growing installed base of advanced personal computers in the home and workplace, improvements in network infrastructure, easier, faster and cheaper access to the Internet and commercial online services, the introduction of alternative Internet access devices, the increase in consumer desire for more complete and up-to-date information, the increase in available information and products and the increase in awareness of the Internet and commercial online services among consumer and business users.

     The functionality and accessibility of the Internet and commercial online services have made them an increasingly attractive commercial medium by providing features that historically have been unavailable through traditional channels. For example, the Internet and commercial online services provide users with convenient access to large volumes of dynamic data to support their investment, purchase and other decisions. Online retailers are able to communicate effectively with customers by providing frequent updates of featured selections, content, pricing and visual presentations and to provide tailored products and services by capturing valuable data on customer tastes, preferences, shopping and buying patterns.

     Unlike most traditional distribution channels, online retailers do not have the burden of building, managing and maintaining numerous local facilities to provide their services or products on a global scale. In contrast, online retailers benefit from the relatively low cost of reaching and electronically serving customers worldwide from a central location. Because of these advantages, an increasingly broad base of products and services are being sold online, including books, brokerage services, computers and travel products and services. As the number of online content, commerce and service providers has expanded, strong brand recognition and strategic alliances have become critical to the success of such companies. Brand development is especially important for online retailers due to the need to establish trust and loyalty among consumers in the absence of face-to-face interaction. Some online retailers have begun to establish long-term strategic partnerships and alliances with content, commerce and service providers to rapidly build brand recognition and trust, enhance their service offerings, stimulate traffic, build repeat business, take advantage of cross-marketing opportunities and create barriers to entry.

     The Web Site Hosting and e-Business Services Industry. Business to business electronic commerce is now becoming a common means of enabling business transactions, replacing telephone, fax, mail and face to face contact. The past two years have also seen the appearance of Web-based intranets and extranets as a means of conducting business online. The Company believes this is a result of:

     o    groupware and email applications adopting Internet standards;

     o a greater availability of bandwidth and a growing number of Internet users;

     o    a  movement   towards   knowledge   management  has  put  pressure  on
          organizations to provide more access to information through open means; and

     o an increasing number of applications being developed that extend the reach of business processes to remote users, customers, partners and suppliers.

The Company anticipates that intranet and extranet spending will grow over the next few years because of these trends.


Trends In Online Retailing

     The Company expects that a significant portion of its revenues in the future will come from its planned online retail stores. The Company believes that three key trends are currently shaping the online retailing industry:

     o rapid growth of the Internet as an acceptable medium of effecting retail transactions;

     o increased self-regulation regarding privacy and security in the online retail industry; and

     o    diminishing amounts of consumer free time.

     Rapid Growth in Use of Internet for Retail Transactions. Aggregate online retail sales are expected to grow from $2.7 billion in 1997 to $26.5 billion in 2000. A recent study by Jupiter Communications suggests that PC hardware and software sales, the current leading online retail segment in terms of dollar volume, is likely to fall from its number one position, being replaced by household and other consumer items by 2002. The Company believes that this trend signifies a broadening of the online retail market away from computer-related purchases and toward general consumer-oriented items (i.e., plane tickets, books, music, etc.). These projected high growth areas complement the Company's marketing strategy that emphasizes selling "lower tech" goods and consumer items instead of competing for computer hardware and software sales.

     Increased Self Regulation Regarding Privacy and Security. Over the past year the online retail community has taken a number of steps toward increasing security and privacy in retail transactions through self-regulation and the implementation of secure transaction technologies. "Safe shopping policies," which include assurances of individual privacy and credit card security, are now being adopted by online retailers who have become members of Web
"self-regulatory  associations"  like  Trust-e  and the Better  Business  Bureau
Online.

     Diminishing Amounts of Consumer Free Time. The growing number of professional, dual-income families require new means of completing common shopping tasks in a more time-efficient manner. Online retailing can be used to reduce transaction time by:

     o recommending products and suppliers that provide the best price, thereby reducing the need for the consumer to comparison shop;

     o offering immediate access to unbiased and independent product reviews, buying tips and advice to help shoppers narrow the choice of products;

     o    aggregating   products  in  convenient   categories   for   convenient
          selection; and

     o developing fulfillment processes that deliver orders quickly to buyers and that maintain records of purchases.


Shopping Sherlock, Inc.

     The Company developed and currently hosts an e-commerce-enabled Web site for one client. From this Web site, the client's sales associates can send/receive e-mail, place wholesale orders, receive retail orders, generate genealogy and sales reports and sign-up new sales associates. The client is also able to add and revise content on the site at any time.

     The Company intends to operate in two additional business segments before the end of 1999, namely, online retail sales and sales of rebate shopping network memberships. On September 23, 1999, the Company launched its first online retail site www.usrebatewarehouse.com, which has yet to generate revenues for the Company. Usrebatewarehouse.com offers consumers the opportunity to join its SCORE reciprocal rebate program, which enables consumers to receive rebates on every product they purchase. To date, 100% of the Company's revenues have been derived from its Web site hosting and e-business services.

     Web Site and e-Business Services. The Company currently offers services to network marketing businesses that need e-commerce sites and Web-based business tools for their sales associates. This business segment has accounted for all of the Company's revenues to date. The Company offers an e-business services package to its clients, designing a custom solution based upon their individual business requirements. These services include:

     o Needs Assessment: Decision makers and system users are interviewed to identify and prioritize the business processes that need to be improved or re-engineered in order to meet the goals of the client.

     o Process Analysis: Business processes are analyzed and documented from three perspectives, (1) the flow of physical goods, (2) the flow of financial transactions and (3) the flow of data. These processes are then redesigned in collaboration with decision makers and system users.

     o e-business Strategies: An e-business model is developed that includes an Internet marketing and customer service strategy, Web site content and functionality goals and technical requirements (i.e., hardware, software, networking, database and legacy system integration and management).

     o Information Architecture: A blueprint is developed for the Web site. This includes a site map, content map, navigation system, labeling systems and search functions.

     o Content production: Information is assembled and organized into text and graphical images. Product descriptions are assembled or created. The content map is further refined to the Web page level.

     o Web site production: A site design and layout is created in consultation with the client. Images and graphics are produced, Web pages are coded and applications are developed. Maintenance and data back-up systems are developed. Network address space, bandwidth and domains are allocated.

     o    Systems   Integration:   Various   hardware   devices   and   software
          packages/languages are integrated to build a custom solution for electronic commerce. This includes:

          o facilitating the interaction between the Web-based solution and back-end order taking, transaction and administrative systems;

          o streamlining credit card processing with third-party processors and other intermediaries;

          o    providing   tracking  and   monitoring   reports  of   e-commerce
               operations to clients; and

          o providing the functionality and hardware for supporting Web site hosting and Web-based e-mail services, both on an intranet and extranet basis.

     In addition, the Company's "Direct Marketing Organization (DMO) Platform" enables each sales associate of a participating organization to:

     o    have a customized online storefront;

     o    display products;

     o    set up a merchant account;

     o    place and receive orders online;

     o    authorize transactions on credit cards;

     o    recruit and sign-up new associates online;

     o    track sales;

     o    download sales brochures; and

     o    communicate by e-mail.

     In June 1999, the Company completed development and began operation of its first e-commerce-enabled site, www.eyicom.com, which includes a corporate Web site and Web-based business tools for the sales associates of Essentially Yours Industries Corp., a network marketing company ("EYI"). To date, www.eyicom.com is the only e-commerce-enabled site completed by the Company. The site was built and is hosted by the Company with the product and content provided and owned by EYI. As part of its agreement with EYI, the Company has the right to place its rebate shopping link on every EYI sales associate's Web page.

     In connection with the services provided to EYI, the Company currently bills a monthly hosting fee of between $15.00 and $49.95 for each sales associate with an online site, depending upon the level of service requested. As of September 30, 1999, approximately 700 EYI sales associates have online sites hosted by the

Company. The Company also receives a fixed transaction fee of $0.40 on every purchase made on an EYI sales associate's Web site. The fee structure for future clients will likely vary, but will always include a development fee, a hosting fee and a revenue-sharing component. In addition, the Company intends to pursue the right to include its rebate shopping button on the Web pages of all its clients' sales associates. See "Note Regarding Forward-Looking Statements."

     Online Product Sales. As of September 23, 1999, the Company began selling consumer products over the Internet through www.usrebatewarehouse.com, which is linked to EYI's Web site and to a joint PLIC/Shopping Sherlock Web site. The Company expects to generate revenues from US Rebate Warehouse immediately. US Rebate Warehouse offers its customers access to a database of over 55,000 products. See "Note Regarding Forward-Looking Statements." Through its planned Web site at www.shoppingsherlock.com, the Company intends to offer over 5,000 high-quality consumer and household products. The primary difference between the www.shoppingsherlock.com Web site and the www.usrebatewarehouse.com Web site is the number of products offered, the level of customer service provided and the availability of product descriptions and pictures. www.usrebatewarehouse.com features a broader range of products and more limited customer service features, product descriptions and pictures. The Company believes each of these Web sites will appeal to different segments of its intended customer base. See "Note Regarding Forward-Looking Statements."

     Because of its strategic marketing relationship with Premier Lifestyles International Corporation ("PLIC"), under which the Company is allowed to directly market its online stores to members of PLIC's rebate shopping network, the Company believes that it will be able to offer products to a large, established base of consumers in conjunction with rebates available through PLIC's rebate shopping network. See "Note Regarding Forward-Looking Statements."

     PLIC is a retail and marketing services company that offers a variety of services to individuals and businesses including rebate shopping network memberships, point of sale systems management, debit card processing, Web site development and hosting, Internet access and product fulfillment. Richard Stewart, a director and beneficial holder of 20.0% of the Company's outstanding common stock, is the president and chief executive officer of PLIC. As part of its operations, PLIC routinely contracts with companies and other organizations to offer participation in its rebate shopping network. Members or employees of these participating organizations are then eligible to receive rebates on products purchased from participating merchants. On each purchase, a portion of the price paid by the rebate network member is remitted to the member's sponsoring organization and to the organization that recruited the participating merchant. See "-- Sale of Rebate Shopping Network Memberships."

     Currently, PLIC's rebate shopping network consists of the membership of 21 North American independent sales organizations. These organizations have signed an agreement with PLIC to market PLIC's benefits and services to their membership; PLIC's reciprocal rebate program being one of these benefits and services. In 1998, members of these 21 organizations purchased over $100 million worth of products from the organizations they belong to. The Company believes that this is an indication of the buying power of its target market. However, these purchases were not made using a rebate card and these purchases were not made through the PLIC shopping network. PLIC is currently attempting to grow its rebate shopping network customer base. All rebate-shopping members will be directed by PLIC to a joint Web site, which features PLIC's rebate shopping network and Shopping Sherlock's online stores. "Note Regarding Forward-Looking Statements."

     In February 1999, the Company entered into a Strategic Alliance Agreement with PLIC. Under the terms of the agreement, PLIC granted the Company the right to directly market the Company's online stores to members of PLIC's rebate shopping network, to place links to the Company's Web sites on Web sites sponsored by PLIC and to distribute memberships in PLIC's rebate shopping network. In addition, PLIC agreed to provide transaction processing, product fulfillment and helpdesk services to the Company. PLIC also agreed to give the Company access to its list of participating merchants and product inventory on an ongoing basis. In exchange, the Company agreed, on an exclusive basis, to sell, market and honor PLIC product rebate network memberships and, subject to certain exceptions, to use the transaction processing and product fulfillment services recommended by PLIC. The parties also agreed to design jointly a Web site which would feature links to both the Company's Web sites and other Web sites operated by PLIC. The Strategic Alliance Agreement is for a perpetual duration, but may be terminated by either party for cause, which is defined in the agreement as any material breach of any obligation under the agreement that is not remedied within 30 days of receiving written notice of such breach by the other party.  Additionally,  either  party may  terminate  the  agreement if the other party: (a) files or has filed against it a petition in bankruptcy; (b) has a receiver appointed to handle its assets or affairs; (c) makes or attempts to make an assignment for the benefit of creditors; or (d) violated the confidentiality provisions of the agreement.

     The Company and PLIC have agreed that PLIC will not provide transaction processing or product fulfillment services to the Company, and the Company has engaged third party service providers to provide these services. As a result, PLIC has not and will not receive any fees for transaction processing or product fulfillment services from the Company. These third parties include E-Trans, Cybercash and Harris Bank, which collectively provide credit card transaction processing services, and Consumer Benefits Services ("CBS"), which provides product fulfillment services. The Company believes that the fees currently paid to these service providers are equivalent to the fees the Company would have paid to PLIC. The Company's relationship with CBS is on a purchase order basis and may be terminated by either party without cause or notice. The Company has a three year contract with Harris Bank expiring on June 1, 2002. If the Company's relationship with Harris Bank or CBS were to terminate, it could delay the opening of its online retail stores or, if it occurred after opening, it could adversely affect the Company's ability to service its customers and could delay or interrupt delivery of the products and services provided by the Company on its Internet Web sites.

     In addition to offering high-quality, brand-name products, the Company also intends to link value-added services with the sale of products by offering the following services to its online customers. See "Note Regarding Forward-Looking Statements." These services include:

     o Comparison Shopping: Online customers will be able to compare similar products and prices through features built into the Company's Web sites.

     o Purchase Suggestions: Based on each customer's sponsoring organization, general demographic characteristics and purchasing profile, the Company will offer suggestions of products compatible with the customer's lifestyle and anticipated buying interests.

     o Free Consumer Intelligence Reports: The Company plans to offer access to independent product reviews, buying tips and advice to help shoppers make more informed purchases.

     o Rebate Shopping Network Memberships: Through its relationship with PLIC, the Company plans to offer inexpensive rebate shopping club memberships and additional benefits to visitors to its Web sites.

     o Product Rebates: Through its participation in the PLIC rebate shopping network, the Company intends to offer rebates on selected items to customers who are rebate shopping network members. These rebates will accumulate for the customer and can be used on future purchases, or will be remitted to the customer when they reach $25.00 or more.

     o Help Desk: The Company intends to provide customer support to individuals as well as product brokerage to help its organizations receive the best products and prices for their members. See "Note Regarding Forward-Looking Statements."

     Sales of Rebate Shopping Network Memberships. As a participant in PLIC's rebate shopping network, the Company currently has the right to sell rebate shopping network memberships under its own brand names: Shopping Sherlock and U.S. Rebate Warehouse. To date, the Company has not sold any such memberships and has not derived any revenues from this activity. For example, if a visitor to the Company's www.usrebatewarehouse.com Web site desires to take advantage of the rebate offers posted on the site, he or she will be given an option to join the rebate shopping network by purchasing a US Rebate Warehouse-branded rebate card. After providing certain demographic information and paying an annual fee of $29.95, the customer will be provided with a rebate shopping network member number which he or she may use to begin purchasing products from the Web site or from other participating merchants.

     When the customer who is a rebate shopping network member purchases a product from a participating merchant such as the Company, a portion of the total rebate on the product is divided among the rebate shopping network participants as follows:

     o    25% of the rebate is credited to the customer;

     o    30% of the rebate is remitted to PLIC;

     o 30% of the rebate is remitted to the organization that issued the rebate shopping network membership to the customer (e.g., the Company, PLIC or other organization to which the customer belongs);

     o 10% is remitted to the organization that recruited the merchant selling the product; and

     o    5%  is  remitted   to  the  Web  site   operator,   (e.g.,   PLIC  for
          www.source4shopping.com or the Company for www.shoppingsherlock.com and www.usrebatewarehouse.com).

     When the customer is a non-rebate card holder and makes a purchase from a participating merchant such as www.shoppingsherlock.com or www.usrebatewarehouse.com, the total rebate on the product is divided among the rebate shopping network participants as follows:

     o    25% to the merchant; and

     o    75% to PLIC.

     The Company believes that its participation in PLIC's rebate shopping network through selling, marketing and honoring PLIC's rebate shopping network memberships will assist the Company in increasing its customer base while generating additional revenues from the product sales made over its Web sites. See "Note Regarding Forward-Looking Statements."


Advertising and Marketing

     The Company's advertising and marketing strategy consists of several basic components. First, through its participation in PLIC's rebate shopping network, the Company has the right to use all of PLIC's customer profile information to create a database to strategically segment customer groups and use them for marketing purposes. The database will include profile information such as addresses, age, income, occupation and other relevant characteristics. The Company plans to use the database to custom design marketing and merchandising strategies. This will enable the Company to target products to appropriate consumer groups. In addition, the Company intends to continue to gather new data to further refine its marketing strategies and product mix. See "Note Regarding Forward-Looking Statements."

     Second, special "first time" incentives to PLIC rebate shopping network members, such as a gift with purchase, as well as the general population of Internet users will be used to drive traffic to the Company's Web site. See "Note Regarding Forward-Looking Statements.

     Third, the Company intends to work closely with PLIC to market its products and services to members of the rebate shopping network. This will be accomplished primarily through communications with the member organizations that are participating in PLIC's rebate shopping network. See "Note Regarding Forward-Looking Statements."

     Advertising. The Company intends to focus most of its advertising efforts towards members of PLIC's rebate shopping network. For example, PLIC has agreed to place links to the Company's Web sites on its various Web sites. In addition, pursuant to the terms of the Company's Strategic Alliance Agreement with PLIC, all PLIC-affiliated Web sites will link to a rebate shopping page, featuring two logos: the Company's and PLIC's. No other logos will be added to these pages. From this page potential customers will be able to link to either the Company's

Web sites or to PLIC's Web sites. PLIC will also continue to jointly market the Company's site with any new partners it obtains. The Company and PLIC intend to create joint promotion programs with network marketing clients, which may include:

     o    e-mail announcements;

     o    direct mail;

     o    catalog inserts;

     o    Internet workshops; and

     o Participation in network marketing conventions and other similar meetings.

     In addition, the Company intends to place links and banner advertisements on PLIC's retail site and other high profile traffic portals on the Internet. Print advertising will be added to the program as profitability increases. Currently, there are no plans for television or radio advertising, but those media may be used as the business grows. See "Note Regarding Forward-Looking Statements."

     Branding. The Company believes that its bloodhound mascot will represent a unique, value-added feature. The bloodhound mascot serves as a symbol for value as it "sniffs" out the best prices for its owner. The Company intends to promote this mascot as a tool to increase brand awareness and identity.

     Other Marketing. PLIC has agreed to place the Company's URL in its marketing materials and fax-based information/promotional service to selected PLIC rebate customers. The Shopping Sherlock name and URL will be prominently displayed on all faxes received by this customer group. PLIC has also agreed to list the Company's name on all search engines and directories wherever PLIC lists its own site.


Consumer Market Segments

     The Company anticipates its primary target market will consist of the membership of a group of 21 North American independent sales organizations. PLIC has signed agreements with these 21 organizations to market PLIC's benefits and services to their membership; the reciprocal rebate program being one component of PLIC's benefits and services. All rebate shopping members will be directed by PLIC to a joint Web site featuring PLIC's rebate shopping network and the Company's online stores.

     The secondary target market is expected to be the general population of Internet users and on-line shoppers. This secondary target market now numbers approximately 83 million in North America alone according to the Computer Industry Almanac.


Web Sites

     www.usrebatewarehouse.com, the Company's first online retail site, is a "no-frills" online rebate shopping site carrying over 55,000 consumer products. Through the site, the Company will be able to gather product sales and customer profile information. The Company intends to use this information to enhance the product and marketing mix for the www.shoppingsherlock.com site. See "Note Regarding Forward-Looking Statements."

     The www.shoppingsherlock.com and www.usrebatewarehouse.com Web sites are being designed to ensure that they are enjoyable and easy to use for the Company's customers, enhancing the Shopping Sherlock brand and encouraging customers to purchase products. The Company anticipates incorporating the following features into its Web sites:

     o    an easy-to-use shopping environment;

     o minimal download times through efficient use of HTML and appropriate graphics;

     o well-organized and logically-presented product information giving customers the information necessary to make buying decisions;

     o advanced search functionality enabling shoppers to quickly find a desired product; and

     o high-quality customer service features which allow users to quickly find answers to questions and to track the status of orders.


Competition

     Competitive Factors in the Online Product Sales Industry. The Company will compete in its retail segment with a number of other retailers with similar online sale concepts. The Company anticipates that the principal competitive factors in the retail segment will include customer service support, price, and product selection.

     Customer Service Support: The Company believes customer service support is an important competitive factor in the online product sales industry. The Company provides customer service support through toll-free telephone lines and through email during normal business hours. The Company plans to expand its hours of telephone customer service support during the holiday buying season of November and December. This support will require operators to be available after business hours from 6 p.m. to 1 a.m., as well as on weekends. The Company's customer service support line can handle only a limited number of calls simultaneously, which may result in long waiting periods if call volume exceeds capacity. Many of the Company's competitors provide telephone customer service support 7 days a week, 24 hour a day.

     Price: The Company believes a competitive pricing scheme is critical to attracting online customers. Although the Company intends to establish a competitive pricing scheme, the Company believes other online retailers with greater purchasing power may sell the same or similar products at prices below those offered by the Company. In addition, certain of the Company's competitors possess greater financial resources than the Company, thus enabling such retailers to offer products below-cost in order to attract online customers.

     Product Selection: The Company believes that its success is dependent, in part, on maintaining a broad, attractive selection of brand name products. Currently, the Company offers tens of thousands of products made by over eighty manufacturers, with many of these products manufactured by companies with recognizable brand names. For example, men's running shoes sold by the Company include those manufactured by the following brand names: Adidas, Converse, Fila, New Balance, Nike, Puma, and Reebok. Certain of the Company's other competitors may offer a more extensive selection of brand name products than the Company.

     Competitive Factors in the Web Site Hosting and E-business Services Industry. The Company will compete in its e-business services segment with other web site hosting and e-business service providers. The Company anticipates that the primary competitive factors in the e-business services segment will include customer service support, price, and technological skill.

     Customer Service Support: The Company believes customer service support is an important competitive factor in Web site hosting and in the online business service market. The Company provides customer service support through toll-free telephone lines and through email during normal business hours. The Company's customer service support telephone line can handle only a limited number of calls simultaneously, which may result in long waiting periods if call volume exceeds capacity. Competitors of the Company provide 7 day a week, 24 hour a day, telephone customer service support.

     Price: The Company believes a competitive pricing scheme is vital to attracting online business customers. Although the Company intends to establish a competitive pricing scheme, the Company believes other online business service providers may offer the same or similar services at prices below those offered by the Company.

     Technological skill: The Company believes that it must provide technically advanced e-commerce sites and services to effectively compete for the online business service market. Currently, the Company uses a Linux platform, with software developed module by module enabling the Company to use such modules in multiple applications. The Company, however, has a small programming team and many of the Company's competitors have greater financial and technical resources than those of the Company.


Competitors

     The Company's competitors can be broadly divided into four groups:

     o traditional "brick and mortar" stores (e.g. Target, Wal-Mart, K-Mart, Sam's, etc.);

     o    on-line megastores (e.g. Valueamerica.com and Worldspy.com);

     o    on-line   specialty   stores   (e.g.    Furniture.com,    Jewelry.com,
          Electronics.com, etc.); and

     o network marketing e-business service providers (e.g. mis-software.com, 2021.com, etc.).

     Traditional Stores: The Company will compete with other brick and mortar megastores that offer the same types and a large selection of low-priced products. Additionally, many of these stores not only operate "brick and mortar" outlets but also have on-line shopping capabilities (e.g. Shop.target.com, Wal-mart.com, etc.). These stores may have some distinct advantages in that they are able to offer both types of shopping experiences, both on-line and off-line. Furthermore, many customers have developed a loyalty to these stores based on historical experience, available financing options and customer service. These stores also have a significant reputation and presence in many communities with access to substantial funds for additional marketing and advertising.

     Online Megastores: Two key competitors in the on-line megastore/shopping mall arena are ValueAmerica.com and Worldspy.com. These Web sites, and the growing number of other Web sites like them, sell a large number of products from many different categories such as home improvement, electronics, toys and games, home furnishings, footwear, pharmacy, jewelry, general merchandise, housewares, gifts, etc.

     Many of these Web sites offer similar service offerings to the Company including comparison-shopping and easily accessible product information/research. Like the Company, these Web sites also have aesthetic appeal, content that holds the consumer's attention and causes them to return to the site and ease of use. They seek to attract consumers based on the appeal of convenience, low prices, selection and additional services that may not be available from a "brick and mortar" retailer, such as chat rooms to discuss product purchasing experiences, free e-mail and electronic announcements regarding sales or special deals.

     While the Company anticipates that it will have a competitive advantage over other sites in marketing to rebate shopping club members, it may face competitors who offer coupons and special discounts, which may offset the savings gained through rebates.

     Specialty Stores: There are a number of other on-line retailers who will compete with the Company in niche product categories. Retailers such as Furniture.com who specialize in only one type of product will in many cases be able to offer a greater selection and possibly better prices in a particular category. Furthermore, many of these specialty retailers are well capitalized, have significant budgets for marketing and have developed mindshare for their niche markets.

     Network Marketing e-Business Service Providers: The Company directly competes with Multi-Level Information Systems, Inc. ("MIS"), and 2021 Interactive in the Web site hosting and e-business services segment. MIS offers the MIS Internet Assistant, which enables companies to provide their sales associates with the ability to access sales information, sign up new associates and place orders via the Internet. MIS also offers business software (distributor, receivables and inventory tracking) to network marketing companies. 2021 Interactive's e-business service offering is Array, providing custom e-commerce enabled Web sites for sales associates, online ordering and access to product information. 2021 Interactive also offers a complete suite of business software for network marketing companies, including interactive voice response, forms processing, contact management, distribution and order tracking software. These two companies, with their established customer base, represent significant competition in the Web site hosting and e-business services segment.

     Companies such as amazon.com and Yahoo also offer e-commerce sites to small business, which are less expensive than the Company's e-commerce sites. These companies have a competitive advantage over the Company in that they have more brand recognition and considerable capital to invest in marketing programs.

     However, the Company has positioned itself for a specific market segment - independent sales associates of network marketing organizations. This group is precluded from building their own independent e-commerce sites because their Web sites must be linked to the parent site in order to track sales and genealogy. The Company believes it has a comparative advantage within this segment because it offers a customized solution and intends to build on business relationships that have already been established by PLIC.


Operations And Technical Development

     The Company is currently located in two facilities: its headquarters in Bellevue, Washington, and its software development office in Vancouver, British Columbia. The Company has servers in multiple locations. Main servers are housed at the Company's software development office and at Exodus Networks in Seattle, Washington. Duplicate transaction logs are housed at the PLIC corporate offices in Newhall, California. Complete system back-ups are held on tape offsite and on servers at the development facility. As capacity increases, the Company plans to add more servers. The primary focus of the Company's technical team is its Web site user interface to ensure system software functions properly and offers a reliable and appealing environment to search for and select merchandise. Servers with restricted access databases are anticipated to be housed and protected by the Company in the Exodus Networks Seattle facility. The Company will manage, edit and update its own files.

     Rebate Administration, Transaction Processing and Product Fulfillment. The Company currently uses third-party service providers for its rebate administration, product fulfillment and transaction processing functions. PLIC will provide the Company with rebate cards and card administration services for new members signing up for online rebate shopping privileges. Each rebate card will have a separate number and all transactions associated with it will be tracked through PLIC's database. PLIC is also responsible for all rebate payments made to the Company's rebate card customers. The Company and PLIC plan to maintain an electronic database on the Company's cardholders enabling the Company to validate rebate cards and subsequent sales from them. Through this database the Company anticipates it will be able to access all data related to its rebate card customers for the purposes of marketing, auditing and accounting.

     The Company has a three-year agreement with Harris Bank to provide transaction processing services for its online stores. Harris Bank processes all online transactions through its agent Cybercash, an online processor who verifies and authorizes the credit card transactions.

     CBS has agreed to provide all product fulfillment operations for the Company. Product fulfillment involves the ordering and shipping process that is coordinated between CBS and jobbers/vendors. The Company anticipates that product vendors will ship the products directly to the purchaser, typically within two or three days after the customer places the order. However, it is possible that shipments of some products may take longer. The product fulfillment operation also includes general customer service support as well as the following functions:

     o customer support for a person's first Web search, product search and purchase; and

     o product fulfillment, including contacting jobbers, expediting orders, changing orders and tracking orders.

     Systems Infrastructure, Technology and Security. The Company's technology platform consists of the deployment environment, Web servers, applications and infrastructure for electronic data interchange, financial transactions and security, as well as the Company's proprietary content management and authoring system. All of the Company's computer equipment is powered by American Power Corporation filtering, battery-backed, uninterrupted power supplies designed to provide continuous power to the online store in the event of outages from the local power utility. To ensure reliable 24 hours-a-day, 365-days-a-year operation of its online stores, the Company has designed its system architecture to be fault tolerant with redundant Web and database servers as well as redundant paths into the Internet. If a failure should occur with either Internet connection, traffic will be automatically routed through the alternate path. It is anticipated that the online stores will incorporate database technology and dynamic HTML page generation to offer maximum flexibility while minimizing maintenance overhead of the site. The Company has developed a proprietary authoring tool to efficiently create and manage content for publication in the online store. This tool provides a database-centric approach to Web page creation that dramatically speeds the development and maintenance of product listings, presentations and pricing information. The Company utilizes secure credit card transaction processing software from Cybercash. All transactions are audited from credit authorization through receipt of funds. The Company addresses theft of information during transmission over the Internet by utilizing standard secure Web transfer technology ("SSL"), encryption technology available to customers using browsers which are SSL encryption enabled, such as Netscape Navigator or Microsoft Internet Explorer. The network that will support the online stores is designed for scalability to accommodate peak transaction loads and to "scale up" efficiently to handle increasing volumes over time. The Company uses virtual web servers, which allow new servers to be configured and brought online transparently as transaction loads dictate. Similarly, the database servers that drive the store content are replicated to allow new servers to be added if greater capacity is required. Access from external sites to the store is restricted to the Web page transfer ("HTTP") protocol, and access from the internal network is restricted to only essential maintenance services. The Company performs self-diagnostic security checks, including measures for password cracking, port scanning and operating system vulnerabilities.


Government Regulation

     The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the
Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. In that instance, the company involved entered to a consent decree under which it agreed to establish programs to allow consumers to delete their personal identifying information from the Company's database, provide access to consumers to their personal information and allow them to rectify inaccurate information, clearly identify any affiliations with third parties that may collect information and obtain express parental consent before collecting and using personal identifying information obtained from children under 13 years of age. The adoption of additional consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

     The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. This moratorium will end on October 21,2001. After that date, it is possible that states will impose taxes on Internet commerce. There can be no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of e-commerce and as a result could make it cost-prohibitive to operate the Company's business.

     The Company could also be affected by any change in the ability of users to access the Internet through a dial-up telephone call without any additional charges. The FCC has ruled that connections linking end users to their Internet service providers are jurisdictionally interstate rather than local, but the FCC did not subject such calling to the access charges that apply to traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. The Company could be adversely affected by any regulatory change that would result in the application of access charges to Internet service providers because this would substantially increase the cost of using the Internet. This could increase the Company's operating costs and also reduce the amount of persons using the Internet to purchase goods and services.

     The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted  prior  to  the  advent  of  the  Internet.  As a  result,  they  do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because the Company's products and services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in each state or foreign country. The Company is qualified to do business only in Florida and Washington. The Company's failure to qualify in other jurisdictions when it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business could have a material adverse affect on its business, results of operations and financial condition.

     The European Union has adopted a policy directive which went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited in the transactions they may do with business entities domiciled outside the EU unless they are domiciled in a jurisdiction with privacy laws comparable to the EU privacy directive. The United States presently does not have laws which satisfy the EU. Discussions between representatives of the EU and the United States are ongoing and may lead to certain safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continue to do business without limitation. If these negotiations are not successful and the EU begins enforcement of the privacy directive, there could be an adverse impact on international Internet business. If the Company does business directly in the EU in the future the Company will be required to comply with the privacy directive of the EU.


Intellectual Property Rights

     The Company's success is dependent on its ability to protect its intellectual property rights. The Company relies principally on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company's intellectual property primarily consists of registered trade names and copyrighted material. The Company's trade names include Cyberbusiness Services, Shoppingsherlock.com and US Rebate Warehouse. The Company has no patents or proprietary technology.

     As part of its confidentiality procedures, the Company generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants and business partners and limits access to and distribution of its intellectual property, documentation and other proprietary information. In particular, the Company has entered into non-disclosure agreements with each of its employees and business partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to the Company of employee inventions. Despite the Company's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or use certain portions of the Company's intellectual property and use such information in connection with competitive products.

     Policing the unauthorized use of the Company's intellectual property is difficult, and, while the Company is unable to determine the extent to which piracy of the Company's intellectual property exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Company's intellectual property is or may be used do not protect its intellectual property rights to the same extent as do the laws of the United States. As a result, use of the Company's intellectual property in such countries may increase the likelihood that the Company's intellectual property might be infringed upon by unauthorized third parties.

     It is possible that the scope, validity and/or enforceability of the Company's intellectual property rights could be challenged by competitors or other parties. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a claim of infringement against the Company and the Company's failure or inability to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected.

     The Company has not registered any trademarks in Canada, the United States or elsewhere.


Plan of Operation

     Over the next 12 months, in addition to maintaining www.eyicom.com and www.usrebatewarehouse.com, the Company intends to develop www.shoppingsherlock.com. The Company anticipates www.shoppingsherlock.com will be operational in the fourth quarter of 1999. The Company's Vancouver, Canada software development office will develop and maintain Web sites and intends to hire five additional programmers for this purpose. This office will also provide technical support and help desk services and expects to hire an additional three staff members for this purpose. In November 1999, the Company expects to hire up to two additional employees for managing the product research and merchandising function and to hire up to four additional employees for its sales and marketing activities. See "Note Regarding Forward-looking Statements."

     The Company intends to focus on continuing to grow its customer base for www.eyicom.com and to acquire additional network marketing e-business service clients by the end of 1999. In addition, the Company is currently planning to implement an online check processing system in the fourth quarter of 1999.

     Currently the Company has enough working capital to support the www.eyicom.com site and www.usrebatewarehouse.com rebate shopping site. However, to fully market and support these two sites, and to develop its www.shoppingsherlock.com site, the Company anticipates it will engage in a capital raising transaction prior to November 1999.


Employees

     As of September 30, 1999, the Company had 14 employees, including six in research and development, two in marketing and sales, one in customer support and five in management, finance and administration. The Company's success will depend in large part on its ability to attract and retain skilled and experienced employees. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees is good. The Company does not currently have any key man life insurance on any of its directors or executive officers.


Risk Factors

     The Company's business is subject to the following risks. These risks also could cause actual results to differ materially from results projected in any forward-looking statement in this report.

The Company Has a Limited Operating History, Which Makes It Difficult to Predict Its Future Performance.

     The Company commenced operations in January 1999 and therefore has only a limited operating history upon which an evaluation of its business and prospects can be based. Prior to January 1999, the Company had no operations or revenues. In addition, the Company expects significant changes in its business over the next several months. As a result, in view of the rapidly evolving nature of the Company's business and markets and limited operating history, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

The Company Has a History of Losses, Expects Future Losses and May Never Achieve Profitability.

     The Company has not achieved profitability and expects to continue to incur operating losses for the foreseeable future. The Company incurred a net loss of $455,901 in the six months ended June 30, 1999 and of $2,079 for the year ended December 31, 1998. The Company has not had any revenue in recent years, it has never been profitable and there can be no assurance that, in the future, the Company will be profitable on a quarterly or annual basis. In addition, over the next twelve months, the Company plans to increase its operating expenses from approximately $150,000 per month to $500,000 per month in order to expand its sales and marketing operations, fund greater levels of research and development, broaden its customer support capabilities and increase its administration resources.

The Company May Need Additional Financing To Support Its Operations and May Be Unable to Obtain It On Commercially Reasonable Terms, Or At All.

     Revenue from the Company's operations is not sufficient to finance the complete cost of development and marketing of its products and services. Accordingly, the Company must raise substantial additional funding. The Company expects to be able to meet its financial obligations for approximately the next month. There is no assurance that, after such period, the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations.

There Is Uncertainty Regarding The Company's Ability to Continue As A Going Concern.

     The Company has been in the development stage since its inception. It has had no significant operating revenues to date, has accumulated losses of $458,980 and will require additional working capital to complete its business development activities and generate revenue adequate to cover operating and further development expenses. This raises substantial doubt as to the Company's ability to continue as a going concern.

The Company's Quarterly Operating Results Are Uncertain and May Fluctuate Significantly.

     As a result of the Company's limited operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenue accurately. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenue and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

The Company Depends on Its Relationship with PLIC.

     The Company anticipates that its Internet Web sites and products will be primarily marketed by PLIC. The Company's existing agreement with PLIC is nonexclusive with respect to the obligations of PLIC and may be terminated with cause. PLIC is not within the control of the Company, is not obligated to actively market the Company's products and Web sites and may also represent and sell competing products or perform marketing services for competing Internet Web sites. The Company is contractually obligated to exclusively market PLIC's rebate network memberships during the term of the agreement and to not market any similar services for three years thereafter. There can be no assurance that PLIC will provide the level of services and support necessary to effectively market the Company's products, services or Web sites, or that it will not emphasize its own or third-party products, services and Web sites to the detriment of the Company's products, services and Web sites. The loss of these services, the failure of PLIC, to perform under its agreement with the Company or the inability of the Company to attract and retain new service providers with the technical, industry and application experience required to market the Company's products, services and Web sites successfully could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

The Company Depends on Its Relationships with Third Parties.

     The Company has contracted with CBS to provide merchandise for sale through the Company's online stores. The Company also relies upon CBS to fulfill a number of traditional retail functions, including maintaining inventory, accepting product returns, and preparing merchandise for shipment to individual customers. There can be no assurance that CBS will continue to perform these tasks on behalf of the Company or will be willing or able to establish the necessary communication protocols to support the Company's direct shipment infrastructure. The failure of the Company or CBS to arrange for the delivery of products in a timely manner, to accept product returns, to provide adequate customer service or to prepare merchandise properly for shipment to customers could cause customer dissatisfaction and result in the cancellation of orders, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The failure of the Company to maintain its relationships with CBS on acceptable commercial terms, to establish similar relationships with vendors of products not currently offered by the Company but demanded by its customers, or to obtain satisfactory performance from such vendors could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

     The Company has contracted with Harris Bank & Savings of Chicago, Illinois ("Harris Bank") to provide credit card processing services for the Company. There can be no assurance that Harris Bank will continue to perform these tasks on behalf of the Company or will be willing or able to perform such tasks. In the event Harris Bank fails to do so, the Company may be unable to secure other credit card processing services in a timely manner, which could result in losses of sales on it Web sites and damage its reputation.

     The Company's operations also depend to a significant degree on a number of other third parties, including telecommunication service providers. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. From time to time, the Company could experience temporary interruptions in its Web site connection and its telecommunications access. Continuous or prolonged interruptions in the Company's Web site connection or in its telecommunications access would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's agreements with its Internet and transaction processing service providers expressly limit the Company's ability to obtain damages from the service providers to losses actually incurred. Such damages generally do not include a right to any consequential damages such as lost profits or damages due to loss of goodwill.

The Company Depends on Key Personnel

     The Company's performance and future operating results are substantially dependent on the continued service and performance of its senior personnel:
Philip Garratt, the Company's President and Chief Executive Officer; Mitchell Eggers, the Company's Chief Operating Officer; Patrick McGrath, the Company's Chief Financial Officer; Jan Walter, the Company's Chief Technical Officer: and Raeanne Steele, the Company's Executive Vice-President of Sales and Marketing. The Company intends to hire at least eight additional software development and technical personnel and six additional sales and marketing personnel in the next year. See "Note Regarding Forward-Looking Statements." Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows. The Company does not currently maintain "key man" insurance for any senior management or other key employees.

The  Company   May  Be  Unable  to   Establish   the   Shopping   Sherlock   and
USRebateWarehouse Brands

     The  Company  may  not  be  successful  in  establishing  its  brands.   As
competitive pressures in the online retail industry increase, the Company expects that brand strength will become increasingly important. Over the next twelve months, the Company intends to devote approximately $2.8 million to establish the Shopping Sherlock and

US Rebate Warehouse brands. The reputation of the Shopping Sherlock and US Rebate Warehouse brands will depend on the Company's ability to provide a high-quality online experience for consumers visiting its Web sites. If consumers are not satisfied with the quality of their shopping experience with the Company, they may stop visiting its Web sites. In addition, negative experiences of consumers with the Company might result in publicity that could damage the Company's reputation. The Company's expenditure of additional resources to build its brands may not generate a corresponding increase in revenue, and the Company may otherwise fail to promote its brands successfully. See "Note Regarding Forward-Looking Statements."

Liability for Information Displayed on the Company's Web Site

     The Company may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials it publishes on its Web site. These types of claims have been brought, sometimes successfully, against online services in the past. The Company could also face claims based on the content that is accessible from its Web site through links to other Web sites.

Dependence on the Acceptance of Online Retailing

     The demand for online retail products may not develop to a level sufficient to support the Company's continued operations or may develop more slowly than expected. The Company expects to derive almost all its revenue from sales to consumers over its Web sites. The Internet has not existed long enough as a retailing medium to demonstrate its effectiveness relative to traditional retailing methods. Consumers that have historically purchased goods and services through traditional retail channels may be reluctant or slow to adopt online buying. Many consumers have limited or no experience using the Internet as a purchasing medium. See "Note Regarding Forward-Looking Statements."

Inability to Adapt to Rapid Changes in the Online Retailing Industry

     Online retailing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. The recent growth of the Internet and intense competition in this industry exacerbate these market characteristics. The Company could incur substantial costs to modify its services or infrastructure to adapt to rapid technological change. The Company's future success will depend on its ability to adapt to the online retailing industry by maintaining and improving the performance, features and reliability of its products and services. The Company may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of these products and services.

Dependence on Continued Growth in Use of the Internet

     The success of the Company's business depends on continued growth in the use of the Internet, and the Company's business would suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

     o    Inadequate network infrastructure;

     o    Security concerns;

     o    Inconsistent quality of service;

     o Disruptions resulting from the inability of computer systems to recognize the year 2000;

     o    Lack of available cost-effective, high-speed service;

     o    The adoption of new standards or protocols for the Internet; and

     o    Changes or increases in government regulation.

     Online companies have experienced interruptions in their services as a result of outages and other delays occurring due to problems with the Internet network infrastructure, disruptions in Internet access provided by third party providers or failure of third party providers to handle higher volumes of user traffic. If Internet usage grows, the Internet infrastructure or third party service providers may be unable to support the increased demands which may result in a decline of performance, reliability or ability to access the Internet. If outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's planned Web sites, could grow more slowly or decline.

Security and Privacy Issues

     The Company could be subject to litigation and liability if third parties were able to penetrate the Company's network security or otherwise misappropriate its customers' personal information or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and some states have been investigating various Internet companies regarding their use of personal information. The FTC has indicated that it may propose legislation on this issue to Congress in the near future and has indicated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. In that instance, the company involved entered to a consent decree under which it agreed to establish programs to allow consumers to delete their personal identifying information from the Company's database, provide access to consumers to their personal information and allow them to rectify inaccurate information, clearly identify any affiliations with third parties that may collect information and obtain express parental consent before collecting and using personal identifying information obtained from children under 13 years of age. The Company does not intend to sell or distribute personal user information to third parties. The Company could incur additional expenses and be required to change its current practices if new regulations regarding the use of personal information are adopted or should government agencies choose to investigate its privacy practices.

     The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general, or, specifically, from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. The Company's relationships with consumers may be adversely affected if the security measures that it uses to protect their personal information, such as credit card numbers, are ineffective. The Company cannot predict whether events or developments will result in a compromise or breach of the technology it uses to protect a customer's personal information.

     Furthermore, the Company's computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The Company may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. There can be no assurance that the Company can prevent or remedy all security breaches. If any of these breaches occur, the Company could lose customers and visitors to its Web site.

Competition

     The electronic commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to increase in the future. Barriers to entry are minimal, and current and new competitors can establish Internet stores at relatively low cost. Moreover, all of the products sold by the Company are widely available through established traditional retail channels, and accordingly, the Company competes not only with other participants in the electronic commerce market but also with traditional retailers and resellers. The Company currently or potentially competes with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors and potential competitors include: (i) segment-specific online retailers such as Amazon.com, BuyComp, CDNow, Dell Computer and Gateway International; (ii) online vendors of a broad selection of consumer products such as Cendant, CyberShop, iMall, Internet Shopping Network, iQVC, ONSALE, ValueAmerica, WorldSpy and Wal-Mart Online; (iii) a number of indirect competitors that derive a substantial portion of their revenues from electronic commerce, including America Online, Excite, Infoseek, Lycos, Microsoft Network, Prodigy and Yahoo!; (iv) mail order catalog operators such as Lands' End, Micro Warehouse,

Sharper Image, Spiegel and Williams-Sonoma; (v) retail and warehouse/discount store operators such as Circuit City, Home Depot, Office Depot, Price/Costco, Staples and Target; and (vi) other national and international retail, catalog, distribution and manufacturing companies.

     The Company directly competes with Multi-Level Information Systems, Inc. ("MIS"), and 2021 Interactive in the Web site hosting and e-business services segment. MIS offers the MIS Internet Assistant, which enables companies to provide their sales associates with the ability to access sales information, sign up new associates and place orders via the Internet. MIS also offers business software (distributor, receivables and inventory tracking) to network marketing companies. 2021 Interactive's e-business service offering is Array, providing custom e-commerce enabled Web sites for sales associates, online ordering and access to product information. 2021 Interactive also offers a complete suite of business software for network marketing companies, including interactive voice response, forms processing, contact management, distribution and order tracking software.

     Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, competing online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, respond more quickly to changes in customer preferences, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Internet site and systems development than the Company.

     Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of merchandise. Accordingly, it is possible that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially adversely affect its business.

The Company May Not Be Able to Expand Its Product Lines

     The Company's business model also depends upon the Company's ability to offer a complete selection of brand name products in a broad variety of product categories. Many of the Company's planned product categories do not yet feature a broad product selection, and there can be no assurance that the Company will be able to establish vendor relationships that will enable it to achieve the breadth of product offerings necessary for the Company to succeed. Moreover, there can be no assurance that customers will be satisfied with the Company's planned product offerings. The failure of the Company to offer a satisfactory product selection could cause consumers to purchase products from the Company's competitors and materially reduce the Company's revenues.

The Company Has Limited Customer Service Capabilities

     There can be no assurance that the Company will be able to hire the personnel necessary to build a customer service organization that is able to respond satisfactorily to the needs of the Company's customers. Currently, the Company provides all technical customer support services for its Web site hosting and e-business service clients. Non-technical customer service is provided by PLIC. Customer service for the Company's online retail stores is anticipated to be provided by the Company. The failure of the Company to oversee the customer service activities of PLIC or to provide adequate technical customer support to its e-business clients could damage the Company's reputation and could cause customers to transfer their business to other service providers, Internet retailers or traditional retail stores. Accordingly, there can be no assurance that the Company will not experience customer service capacity constraints and the failure to remedy such constraints in a timely manner could have a material adverse effect on the Company's business.

Unproven Acceptance of the Internet as a Medium for Commerce

     The Company's long-term viability is substantially dependent upon the widespread acceptance and use of the Internet as a medium of commerce. The use of the Internet as a means of effecting retail transactions is in a recent stage of development, and there can be no assurance that a sufficiently large number of customers will begin to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced products and services over the Internet are subject to a high level of uncertainty and there exist few proven electronic commerce business models. For the Company to be successful, consumers and manufacturers that have historically relied upon traditional means of commerce to purchase and sell merchandise must accept and utilize new ways of conducting business and exchanging information. The Internet may not prove to be a viable medium of commerce for certain purposes because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or delayed development of enabling technologies, such as high-speed modems and high-speed communication lines. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of conducting commerce online. Because the exchange of information on the Internet is new and evolving, there can be no assurance that the Internet will prove to be a viable medium of commerce. The failure to resolve critical issues concerning the commercial use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium of commerce would have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

The Company Is Vulnerable to System Malfunctions Resulting From Increased Traffic on Its Web Sites.

     A key element of the Company's strategy is to generate a high volume of traffic through, and purchases from, its planned Internet-based retail stores. Accordingly, the availability, reliability and satisfactory performance of the Company's Internet sites, transaction processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain customers and provide adequate customer service. The Company's future revenues will depend on the number of visitors who shop at the online stores and the volume of orders the Company fulfills. Any network interruptions or system shortcomings that result in the unavailability of the Company's Internet site or reduced order fulfillment would reduce the volume of goods sold and the attractiveness of the Company's product and service offerings. System delays or interruptions could negatively impact a customer's shopping experience and reduce the likelihood that such customer would return to the Company's online store in the future. Substantial increases in the volume of traffic on the Company's Internet site or the number of orders placed by customers through the Company's online store may require the Company to further expand and upgrade its technology, transaction processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Internet site, or to expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner.

Risks of Potential Government Regulation and Other Legal Uncertainties Relating to the Internet

     The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

     In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to the Company's business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. This moratorium will end on October 21,2001. After that date it is possible that states will impose taxes on Internet commerce. There can be no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of e-commerce and as a result could make it cost-prohibitive to operate the Company's business.

     The Company could also be affected by any change in the ability of users to access the Internet through a dial-up telephone call without any additional charges. The FCC has ruled that connections linking end users to their Internet service providers are jurisdictionally interstate rather than local, but the FCC did not subject such calling to the access charges that apply to traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. The Company could be adversely affected by any regulatory change that would result in the application of access charges to Internet service providers because this would substantially increase the cost of using the Internet. This could increase the Company's operating costs and also reduce the amount of persons using the Internet to purchase goods and services.

     Because the Company's services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each state or foreign country. The Company is qualified to do business only in Florida and Washington. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to taxes and penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business may have a material adverse affect on its business, results of operations and financial condition.

     The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. See "Business -- Government Regulation."

The Company May Not Be Able to Adequately Protect Its Intellectual Property Rights.

     The Company's success is dependent on its ability to protect its intellectual property rights. The Company relies principally on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company's intellectual property primarily consists of registered trade names and copyrighted material. The Company's trade names include Cyberbusiness Services, Shoppingsherlock.com and US Rebate Warehouse. The Company has no patents or proprietary technology.

     As part of its confidentiality procedures, the Company generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants and business partners and limits access to and distribution of its intellectual property, documentation and other proprietary information. In particular, the Company has entered into non-disclosure agreements with each of its employees and business partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to the Company of employee inventions. Despite the Company's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or use certain portions of the Company's intellectual property and use such information in connection with competitive products.

     Policing the unauthorized use of the Company's intellectual property is difficult, and, while the Company is unable to determine the extent to which piracy of the Company's intellectual property exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Company's intellectual property is or may be used do not protect its intellectual property rights to the same extent as do the laws of the

United States. As a result, use of the Company's intellectual property in such countries may increase the likelihood that the Company's intellectual property might be infringed upon by unauthorized third parties.

     It is possible that the scope, validity and/or enforceability of the Company's intellectual property rights could be challenged by competitors or other parties. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a claim of infringement against the Company and the Company's failure or inability to license the infringed or similar technology, the
Company's business, operating results and financial condition could be materially adversely affected.

     The Company has not registered any trademarks in Canada, the United States or elsewhere.

The Company May Face System Failures Resulting From Year 2000 Risks.

     The Company is aware that many software products assume a century number (usually "19") when storing data and performing date calculations to save space, and that this has the effect of making the year 2000 recognized as the year 1900, for instance. This can result in systems failures or other disruptions to the operations of that computer system or program. As the Company is heavily dependent on information technology, such a failure could result in material and adverse effects on the Company.

     The Company is continually monitoring the documentation of its software vendors to ensure that it is aware of and able to compensate for any issues its software vendors disclose. This is in addition to the Company's standard verification tests, which it uses to verify its own software quality. The Company expands the definition of the year 2000 compliance issues, as well, by testing for proper leap year calculations in all its products, as it has been noted that a number of software vendors' products have problems with detecting the year 2000 as a leap year.

     The Company's ongoing year 2000 compliance monitoring includes testing all new software to be deployed on its systems with its procedures for data storage, and confirming with the vendor that the product is Year 2000 compliant. The Company is also communicating with its vendors, suppliers and service providers to ensure that these third parties are at an appropriate state of year 2000 readiness and to determine the effect their state of readiness has on our operations. To date, all of the Company's material vendors, suppliers and service providers have been contacted. As of September 7, 1999, 80% of the Company's vendors, suppliers and service providers have responded. All of the respondents have indicated that they are year 2000 compliant, and 75% of those who have responded have provided their response in writing to the Company. The Company is also auditing its communications links with its vendors, suppliers and service providers to ensure that the software, systems, and networks used are year 2000 compliant.

     CBS has advised the Company that they have tested their systems and believe them to be Year 2000 compliant. CBS transfers an updated product data base via EDI to the Company weekly. Purchase orders are batched daily to CBS via EDI. In the event of a complete systems failure at CBS (Y2K related or otherwise), the Company would be able to continue operation for the week, holding orders. This would result in shipping delays and delays in rebate processing. If CBS were unable to address their systems failure at the end of the week and the Company continued to use the existing database to sell products, delays in shipping and rebate processing could occur. In addition, the Company could experience an increase in chargebacks associated with out-of-stock products.

     To date, PLIC has been unable to provide us with their year 2000 compliance status. Currently, PLIC provides non-technical support using e-mail for the Company's sole e-business services client, EYI. In the event of a complete systems failure at PLIC, the Company would have to take over the non-technical support for PLIC. This would result in an increase in customer service operating expenses, until PLIC addressed their systems failure.

     The Company's Year 2000 Compliance Program is an integral and inseparable part of information technology (IT) policy, and verifications are done as a part of normal procedures. As such the costs for year 2000 compliance testing is a part of the normal IT research, development and implementation budget. The Company's internal software policies and test procedures will be amended mid-year 2000 to include testing for unrelated date issues. The Company believes that the total costs of the year 2000 compliance program will be approximately $20,000.

Directors' and Officers' Involvement in Other Projects

     Many of the officers and directors of the Company serve as directors, officers and/or employees of companies other than the Company. For example, Mitchell Eggers, the Company's Chief Operating Officer currently serves as a director for two public corporations. Jan Walter, the Company's Chief Technical Officer currently is a principal in his own systems consulting and development company. Philip Garratt and Patrick McGrath, the Company's Chief Executive Officer and Chief Financial Officer, respectively, currently act as independent consultants to one other company. All of the Company's current officers devote, on average, at least 40 hours per week to the Company. While the Company believes that such officers and directors will be devoting adequate time to effectively manage the Company, there can be no assurance that such other positions will not negatively impact an officer's or director's duties for the Company.

ITEM 2            FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA

     The following selected financial data of the Company are qualified in their entirety by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Registration Statement. The statement of operations data for the fiscal years ended December 31, 1996, 1997 and 1998 and the consolidated statement of operations data for the six-month period ended June 30, 1999 and the balance sheets dated at December 31, 1997 and 1998 and the consolidated balance sheet dated at June 30, 1999 are derived from, and are qualified by reference to, the Company's financial statements, which appear elsewhere in this Registration Statement.

                             Six Months Ended June                            Years ended
                                      30,                                    December  31,
                            ------------------------  -------------------------------------------------------------
                               1999      1998           1998         1997        1996         1995         1994
                            (unaudited)  (unaudited)                                       (unaudited) (unaudited)
                            ------------ ----------- -----------  ----------- ------------ ----------- ------------
Statement of
Operations Data:
  Revenue.................  $       --   $       --    $     --     $     --    $     --    $     --     $    --
  Operating Expenses......     455,901           --       2,079           --          --          --          --
  Net income (loss) for
   the period.............    (455,901)          --      (2,079)          --          --          --          --
  Earnings (loss) per
   common share...........  $    (0.12)  $    (0.00)   $  (0.01)    $  (0.00)   $  (0.00)   $  (0.00)    $ (0.00)
  Weighted average shares
   outstanding............   3,976,516      100,000     445,833      100,000     100,000     100,000     100,000



                                 As at June
                                    31,                              As At December 31,
                                ------------- ------------------------------------------------------------------
                                   1999          1998          1997         1996          1995         1994
                                (unaudited)                              (unaudited)  (unaudited)   (unaudited)
                                ------------  ------------  ------------ ------------ ------------- ------------
Balance Sheet
Data:
  Cash and cash equivalents.   $    593,773    $     --       $    --      $    --      $    --       $    --
  Working capital
    (deficiency)............        551,515          --            --           --           --            --
  Total assets..............        706,705          --            --           --           --            --
  Non-current liabilities...             --          --            --           --           --            --
  Stockholders' equity......   $    644,099    $     --       $    --      $    --     $     --       $    --

----------------------------------------------------------------------------------------------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in these forward-looking statements as a result of various factors, including those set forth in "risk factors" and elsewhere in this Registration Statement. The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Registration Statement.

     The Company is a development stage company that is an e-commerce services provider and plans to engage in retail sales of consumer products over the Internet. The Company was inactive from its inception until the first quarter of 1999 when it initiated its software development program, developed and launched its beta site and commenced its e-Commerce Direct Marketing Organization "DMO" program. On May 26, 1999, the Company acquired SSI, a Delaware corporation, whose sole asset is the Strategic Alliance Agreement with PLIC. SSI was incorporated on January 20, 1999 and did not conduct any business from the date of inception to May 31, 1999. During the first six months of 1999, the Company's primary activities related to the:

     o    development of its primary and secondary server platforms;

     o    development of software for its online retail sites;

     o    design and construction of an electronic data interchange platform;

     o development of the Company's Web site and e-business services Direct Marketing Organization Platform ("DMO Platform") for one of its main affinity groups;

     o    development of business processes;

     o    development of operating procedures and systems; and

     o    development    of   the   Company's    first   online   retail   site,
          www.usrebatewarehouse.com.

     The Company has a limited operating history and is still in the early stages of development. The Company has generated approximately $30,000 in Web site hosting and e-business revenues through August 1999. Management anticipates additional revenues by the end of the fourth quarter in 1999 from three primary sources:

     o    Product sales from the Company's online store;

     o Fees collected for Web site hosting and e-business services, including Web design, preparation of digital images and monthly fees from DMO Platform agreements; and

     o Rebates from its Strategic Alliance Agreement with PLIC. See "Note Regarding Forward-Looking Statements."

     The Company recognizes Web site development costs as incurred and recognizes the merchant Web site and systems development revenues when the work has been completed. Amounts that are billed under the terms of these agreements, but not yet earned, are reflected as deferred revenue. The Company recognizes Web hosting revenue on a net basis after taking into account the fees paid to the DMO and, if applicable, PLIC. This revenue is recognized when the service is provided.

     Revenue from product sales and rebates will be recognized upon shipment from the vendor. There will be an allowance for sales returns based on its actual experience. The Company will be responsible for selling the merchandise, collecting payment from the customer and ensuring that the product is shipped. CBS and the Company are jointly responsible for processing returns. The Company has direct communication with the customer and coordinates the process with CBS. The Company anticipates that its product vendors will ship products directly to customers of its online stores, typically within two to three days after a customer places an order. However, it is possible that some product shipments may take longer. The Company plans to inform its retail customers of the anticipated shipping time at the time of order. The Company expects that payment for products sold through its Internet Web sites will be made via credit card. "See "Note Regarding Forward-Looking Statements."

     The Company expects that its operating expenses will increase significantly during the foreseeable future as the result of its plans to:

     o increase expenditures on marketing, advertising and promotion from the current level of approximately $20,000 per month to $230,000 per month;

     o enhance existing hardware and e-commerce capabilities by increasing the levels of research and development expenditures and capital assets from the current levels of $75,000 and $10,000 per month to $150,000 and $25,000 per month, respectively;

     o increase expenditures on administration from the current levels of $50,000 per month to $100,000 per month;

     o increase monthly expenditures on customer service activities from $2,000 per month to $15,000 per month; and

     o establish strategic vendor relationships by hiring two merchandisers and ensuring the Company has the capabilities to integrate its software and hardware.

     The Company must raise additional funds as a result of the planned significant increase in its operating expenditures. The Company anticipates that it will require an additional $4.0 million to $6.0 million in order to fund its operations over the next twelve months. The Company currently has sufficient working capital to support its operations through October 1999 and is in the process of obtaining a short-term loan for approximately $400,000 in order to support its operations until additional financing is available. The Company is currently exploring additional financing alternatives, including the possibility of a private equity offering. There can be no assurance, however, that such financing will be available to the Company or, if it is, that it will be available on terms acceptable to the Company. If the Company is unable to obtain the financing necessary to support its operations, its may be unable to continue as a going concern.

     The Company has a limited operating history upon which to base an evaluation of its business. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets such as electronic commerce. These risks include, but are not limited to, rapid technological change, inability to manage growth, competition from more established companies, dependence on suppliers, internal system problems, risks relating to year 2000 issues, inability to obtain sufficient financing and an unproven business record.


Results of Operations

     The Company was formed on August 17, 1984, but did not commence operations until January 1999. The Company incurred expenses of $1,000 during the initial incorporation in 1984 and did not incur any further expenses until 1998 when the Company incurred further expenses of $2,079 for professional fees in preparing audited financial statements. Accordingly, discussions of periods prior to January 1999 have not been included. No proforma statements of prior years are presented because the subsidiary, SSI, was not incorporated until January 1999 and did not have any operations until June 1, 1999.

     All operations of the Company were conducted through the Company from January 1999 to May 31, 1999. In May 1999, the Company acquired SSI, which had been inactive from inception to May 31, 1999. On June 1, 1999, the Company has transferred all of its operations to SSI. The Company accounted for the acquisition of SSI at nil value because of the common ownership between the Company, SSI and PLIC. SSI's only asset at the time of acquisition was the Strategic Alliance Agreement with PLIC signed on February 4, 1999. SSI's cost for the agreement was a $150,000 cash payment to PLIC. Because of the common ownership between SSI and PLIC, the $150,000 payment is treated as a preferential distribution to shareholders and is recorded in the consolidated financial statements as a reduction in equity.


Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Revenue. The Company generated no revenue for the six-month period ended June 30, 1999 and the six-month period ended June 30, 1998.

     Cost of Revenue. The Company incurred no cost of revenue for the six-month period ended June 30, 1999 and six-month period ended June 30, 1998.

     Technical and System Development Expenses. Technical and system development expenses were $137,324 for the six months ended June 30, 1999 compared with no expenses for the six months ended June 30, 1998. Technical and system development expenses consist primarily of expenses incurred for the development and maintenance of the software required to support the Company's online stores, including employee compensation and the cost of developing and improving store content, Internet connectivity, operations and reporting. The significant costs were payroll and consulting expenses of $87,664 for the six months ended June 30, 1999 relating to the design of its information and electronic data interchange systems. The Company expects that technical and systems development expenses will continue to increase for the foreseeable future.

     Sales and Marketing Expenses. Sales and marketing expenses for the six months ended June 30, 1999 were $54,185 compared with no expenses for the six months ended June 30, 1998. Sales and marketing expenses consist of costs associated with designing and marketing the Company's online stores. The increase primarily reflected the commencement of the Company's e-commerce activities in January 1999, an increase in the number of employees and preliminary development of the Company's promotional materials. Payroll expenses relating to merchandising, advertising and promotion department employees were $27,343 for the six months ended June 30, 1999. The Company expects that sales, advertising and marketing expenses will continue to increase significantly for the foreseeable future as it continues to expand its operations.

     General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional services, telephone expense, travel and other general corporate expenses. General and administrative expenses were $258,314 for the six months ended June 30, 1999 compared with no expenses for the six months ended June 30, 1998. This increase reflected the hiring of additional management, increased facilities charges and substantially increased activity levels to support the expansion of the Company's operations, all of which were undertaken in early 1999. Payroll expenses relating to general and administrative personnel were $93,216 in the six months ended June 30, 1999. Professional fees were $73,096 in the six months ended June 30, 1999 reflecting the cost of raising funds and signing of agreements. Travel and accommodation expenses were $36,971 in the six months ended June 30, 1999.

     Income Taxes. Shopping Sherlock has not generated any taxable income to date and therefore has not paid any federal income taxes since inception. Deferred tax assets created primarily from net operating loss carryforwards have been fully reserved as management is unable to conclude that future realization is more likely than not.

Liquidity and Capital Resources

     As at June 30, 1999, the Company consolidated cash position was $593,773 and the consolidated working capital was $551,515.

     Since inception, the Company has financed its operations solely from capital contributions from stockholders. During the six-month period ended June 30, 1999 the Company received proceeds of $1,250,000 from the sale of common stock. The Company currently has sufficient working capital to support its operations through

October 1999 and is in the process of obtaining a short-term loan for approximately $400,000 in order to support its operations until additional financing is available. The Company is also currently exploring additional financing alternatives, including the possibility of a private equity offering of between $4.0 million to $6.0 million before November 1999 to fund the Company's working capital requirements for the next twelve months. There can be no assurance, however, that such financing will be available to the Company or, if it is, that it will be available on terms acceptable to the Company. If the Company is unable to obtain the financing necessary to support its operations, its may be unable to continue as a going concern.

     Net cash used in operating activities was $425,753 for the six-month period ended June 30, 1999, including a net loss of $455,901. The Company's current operating expenditures are approximately $150,000 per month and the Company plans to increase its operating expenditures to $500,000 a month in order to expand its operations. The Company has recently begun generating revenues and anticipates that cash flow from operations will be sufficient to fund its cash requirements by September 2000.

     The Company incurred capital expenditures of $99,784 in the six-month period ended June 30, 1999. These expenditures are primarily for computer equipment and furniture and fixtures associated with the Company's continued new employee growth, new facilities and continued systems development.

     The Company has entered into a lease for its office space located in Bellevue, Washington. The Company's future minimum payments on the lease are $10,338 for 1999, $41,352 for 2000 and $10,338 for 2001.

     The Company currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital. Based on its existing capital resources, the Company believes that it will be able to fund operations through October 1999. The Company's capital requirements depend on several factors, including the success and progress of product development programs, the resources devoted to developing products, the extent to which products achieve market acceptance, and other factors. The Company anticipates that it will require substantial additional financing to fund its working capital requirements. There can be no assurance, however, that additional funding will be available or, if available, that it will be available on terms acceptable to the Company. If adequate funds are not available, it may not be able to continue servicing its existing e-business services client, EYI, or to develop new clients in the e-business services segment. In addition, the Company would likely be required to stop development on its Internet Web sites and cease operations altogether. There can be no assurance that the Company will be able to raise additional cash if its cash resources are exhausted. The Company's ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the Company's business performance.

     The Company has been in the development stage since its inception. It has had no significant operating revenue to date, has accumulated losses of $458,980, and will require additional working capital to complete its business development activities and generate revenue adequate to cover operating and further development expenses. This raises substantial doubt as to the Company's ability to continue as a going concern.

Market Risk

     Market risk inherent in financial instruments outside the financial statements is considered immaterial.

Year 2000 Issue

     The year 2000 issue arises with the change in century and the potential inability of information systems to correctly "rollover" dates to the new century. To save on computer storage space, many systems were programmed with a two-digit century (i.e. December 31, 1999 would appears as 12/31/99) assuming that all years would be part of the 20th century. On January 1, 2000, systems with this programming will default to 01/01/1900 instead of 01/01/2000, and calculations using or reporting the date will not be correct and errors will arise. To prevent this from occurring, information systems need to be updated to ensure they recognize the year 2000.

     Since March 1999, the Company has been assessing its exposure to risks relating to the year 2000 issue. These analysis and remediation issues are addressed in a four-phase plan of action.

     Phase I - Inventory and Risk Assessment. This Phase requires an inventory and assessment of the business and information systems used by the Company, including desktop hardware and software, network hardware and software, and telephone systems. The Company uses Intel-based PC desktop products. In connection with a review of this hardware the Company has determined that all systems are year 2000 compliant and contain four digit date codes. In addition the Company uses "off the shelf" software for desktop applications. The Company's existing products are all year 2000 compliant and contain four digit date codes. As a result, the Company believes it has completed this Phase. The Company's Internet Web sites are year 2000 compliant. The Company utilizes software produced by Red Hat, Inc., T.c.X. DataKonsult A.B., and the Apache Group. Red Hat, Inc. has advised the Company that it has been certified as Year 2000 compliant by an independent third party. The other parties have advised the Company that they are also Year 2000 compliant. The Company has made every effort to use this software in a way that is Year 2000 compliant. The Company does not have a formalized contingency plan in case the software provided by these companies fails on January 1st, 2000, or February 29, 2000. However, the Company has tested its software to be compatible with other systems and believes that it can switch with minimal effort and disruption should it need to.

     Phase II - Remediation Cost Estimation. This Phase involves the analysis of each year 2000 compliance issue, determination of how such risks will be remediated and the cost of such remediation. As indicated, the Company does not anticipate needing to replace any additional hardware or software. Because of the Company's limited operating history, it has not incurred significant time or expense in connection with transferring data to any upgraded desktop software. The Company believes it has completed this Phase.

     Phase III - Remediation. This Phase includes the replacement or correction of any necessary business or information systems. This Phase is complete for both the information technology systems and the non-information technology business systems of the Company.

     Phase IV - Remediation Testing. This Phase includes the future date testing of all remediation efforts made in Phase III to confirm that the changes made bring the affected systems into compliance, no new problems have arisen as a result of the remediation, and that all new systems which replaced non-compliant systems are year 2000 compliant regardless of whether vendors represent that such systems are year 2000 complaint. The Company believes it has completed this Phase and is therefore year 2000 compliant.

     Third Party Relationships. Even if the internal systems of the Company are not materially affected by the year 2000 problem, the Company's business, financial condition and results of operations could be materially adversely affected by disruption in the operation of enterprises with which the Company interacts. The Company currently relies or plans to rely on third-party companies in connection with the distribution of products contemplated to be sold over its Internet Web sites, credit card processing and other business functions. In addition, the Company intends to rely upon PLIC to provide additional marketing and support services for the Company. The Company has made inquiries of all third parties with which it does business and, to date, has received responses from approximately 80% of such parties that their systems are year 2000 compliant. Of this percentage, approximately 75% have provided us written confirmation of their compliance. The Company has not yet received responses from PLIC.

     The Company believes that the expected cost and availability of resources, to recover information not properly processed after December 31, 1999, will not exceed $20,000. However, there can be no assurance that the Company's year 2000 remediation efforts, or those of third parties will be properly and timely completed, and the failure to do so could have a material adverse effect on the Company, its business, results of operation, and its financial condition. In particular, the Company has not yet completed its assessment of the year 2000 readiness of its significant third-party service providers. Completion of this assessment may result in the identification of additional issues, which could have a material adverse effect on the Company's results of operations. In addition, important factors that could cause results to differ materially include, but are not limited to, the ability of the Company to successfully identify systems which have a year 2000 issue, the nature and amount of remediation effort required to fix the affected system, and the costs and availability of labor and resources to successfully address the year 2000 issues.

     The  worst-case  scenario  pertaining  to the year 2000  issue  would be an overall failure of the Internet, electronic and telecommunications infrastructure. In addition, the systems and services provided by the Company's third-party vendors may fail to be year 2000 compliant despite their representations to the contrary. The failure by these entities or systems to be year 2000 compliant could result in a systemic failure beyond the Company's control, which could also prevent users from accessing the Company's Internet Web sites, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company is continuing to formulate its year 2000 contingency plans. The Company views its dependence on critical suppliers and the Internet as its primary exposure to potential year 2000 concerns. The Company will continue to evaluate potential alternatives to reduce its dependence on those suppliers, and secure alternate supplies in the event that any supplier experiences significant business interruption as a result of year 2000 or other concerns. Development of the year 2000 contingency plans is expected to be substantially complete by the end of November 1999.


Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including some types of derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.


ITEM 3    PROPERTIES

     The Company currently leases approximately 1,723 square feet of office space located at Suite 152, 11201 S.E. 8th Street, Bellevue, Washington, 98004. The lease is for a twenty-one and one-half month term commencing June 15, 1999 and is at a rate of $41,352 per year.


         The Company leases approximately 2,400 square feet of office space in Vancouver, Canada on a month-to-month basis. The rent payable under the lease is $5,400 per month. See "Item 7 Certain Relationships and Related Transactions."


ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of September 30, 1999 by: (i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and (iii) all directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                                                            Amount and Nature of          Percent
Title of Class        Name and Address of Beneficial Owner                    Beneficial Owner          of Class(1)
--------------        ------------------------------------                    ----------------          -----------
Common Stock          Richard Stewart (2)                                         1,800,000                 20.0%
Common Stock          All directors and officers as a group (1 person)            1,800,000                 20.0%

--------------------
(1)  Based on an aggregate 9,000,000 Shares outstanding as of September 7, 1999.
(2) Represents 600,000 shares held by the Stewart Family Trust of which Mr. Stewart is a beneficiary and 1,200,000 shares held by PLIC, a corporation controlled by Mr. Stewart. The address of Mr. Stewart is 24254 San Fernando Road, Newhall, California, 91321.

     The Company is not aware of any arrangement which might result in a change in control in the future.


ITEM 5    DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

     The following table sets forth certain information concerning the Company's executive officers and directors as of September 30, 1999:


Name                      Age           Position with the Company
----                      ---           -------------------------
Philip Garratt*            48           President, Chief Executive Officer and
                                        Director
Mitchell Eggers*           37           Chief Operating Officer and Director
Patrick McGrath            27           Chief Financial Officer
Jan Walter                 27           Chief Technical Officer
Richard Stewart            53           Director
Jasbir Dhaliwal*           41           Director
Raeanne Steele             45           Executive Vice-President of Sales and
                                        Marketing and Director
---------------------
*  Audit Committee Member

     Philip J. Garratt has served as the Company's President, Chief Executive Officer and Director since June 1999. Mr. Garratt also currently works as an independent consultant. From 1994-1998, Mr. Garratt served as president and chief executive officer of CNH de Venezuela, a provider of high capacity wireless telephony and data transmission services in Venezuela. In 1993, Mr. Garratt founded Norcom Networks Corporation, a provider of value-added fixed and mobile communication services within North America. Prior to starting Norcom, Mr. Garratt was president and CEO of Cycomm International, Inc., a telecommunications equipment company which provided secure wireless products for voice and data transmission.

     Mitchell Eggers has served as the Company's Chief Operating Officer and Director since June 1999. From 1997 to 1999, Dr. Eggers was a researcher and consultant for development stage technology companies. From 1991 to 1995 Dr. Eggers was a research demographer for the Economic Commission of Europe, United Nations, Geneva, Switzerland. Prior to that, he was a postdoctoral fellow at the Population Research Center, University of Chicago. His Ph.D. was granted in 1990 by the University of Pennsylvania. Currently Dr. Eggers serves on the Board of Directors of Dejour Mines Ltd., a Vancouver-based mining company, and Intelispan Inc., a public virtual private networking company.

     Patrick McGrath has served as the Company's Chief Financial Officer since April 1999. Mr. McGrath also currently works as an independent consultant. From October 1996 to March 1999, Mr. McGrath worked as an accountant with
International Portfolio Management, a management consulting and accounting services firm. Mr. McGrath received his Bachelor of Commerce degree from Memorial University of Newfoundland in 1995 and is a Certified General Accountant.

     Jan Walter has served as the Company's Chief Technical Officer since June 1999. From 1994 to 1999, Mr. Walter has been a freelance computer systems and software consultant and is also the owner of Centurion Services, a systems consulting and development company. Mr. Walter has authored a book on the C++ programming language for Macmillan Computer Publishing, as well as having contributed to a book on the Linux Operating System.

     Richard Stewart has served as a director of the Company since April 1999. In 1991, Mr. Stewart co-founded and is currently President and CEO of Premier Lifestyles International Corporation, a marketing company.

     Jasbir Dhaliwal has served on the Company's board of directors since April 1999. Mr. Dhaliwal has also served as an Associate Professor with the Technical University of British Columbia since 1998 and also serves as Director of its Centre for Electronic Commerce. Prior to that he was at the National University of Singapore since 1993 where he served as the Deputy Director of its Centre for Management of Technology. He obtained his MBA and Ph.D. degrees from the University of British Columbia in 1986 and 1993, respectively.

     Raeanne Steele has served as the Executive Vice-President of Sales and Marketing since January 1999 and as a director since June 1999. Prior to that time, she served as a consultant providing contractual services to the private and public sector in business development, market research, business planning, and communications. Ms. Steele received a bachelor's degree in education and an MBA in marketing from the University of Alberta. She also holds a Journalism Certificate from Langara College, Vancouver. She is currently enrolled in the E-Commerce Certificate program at the Technical University of British Columbia.

     The Company's former President, John Jones, resigned on June 22, 1999. Mr. Jones and the Company mutually agreed to terminate their relationship based on a perceived conflict between Mr. Jones's background and experience and the Company's proposed business plan.

Board of Directors

     Each member of the Board of Directors is elected annually and holds office until the next annual meeting of shareholders or until his successor has been elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company. Officers serve at the discretion of the Board and are appointed annually. The Board currently has one committee, the Audit Committee.

     None of the Company's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company. No director or executive officer of the Company has any family relationship with any other officer or director of the Company.

Audit Committee

     The Audit Committee recommends independent accountants to the Company to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Company's interim and year-end operating results with the Company's executive officers and the Company's independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The members of the Audit Committee are Jasbir Dhaliwal, Philip Garratt and Mitchell Eggers.


ITEM 6    EXECUTIVE COMPENSATION

Compensation of Executive Officers

     The Company did not pay any compensation to its executive officers for the fiscal year ended December 31, 1998. Development activity of the company commenced in January 1999.

Employment and Consulting Agreements

     Effective June 24, 1999, Philip Garratt, Patrick McGrath, Mitchell Eggers, Jan Walter and Raeanne Steele have entered into employment agreements with the Company, providing for annual salaries of $120,000, $40,800, $120,000, $60,000 and Cdn.$120,000, respectively. The employment for each of the above officers is "at will" and may be terminated without cause at any time, subject to one month's notice. Employment may be terminated for cause without notice. In addition to base salary, Mr. Garratt, Mr. McGrath, Mr. Eggers, Mr. Walter and Ms. Steele have the right to receive stock option grants to purchase 150,000, 80,000, 165,000, 75,000 and 100,000 shares, respectively, of the Company's common stock. On July 26, 1999, the options were granted at an exercise price of $5-$6 depending on the year the options vest. The stock closed at $5.94 on the date of grant. The employment agreements are governed by the laws of the state of Washington.

     In April 1, 1999, the Company entered into a Consulting Agreement (the "TUBC Agreement") with Technical University of British Columbia ("TUBC"). Dr. Jasbir Dhaliwal, a director of the Company, is an Associate Professor at TUBC and is providing services to the Company under the TUBC Agreement. Pursuant to the Terms of the TUBC Agreement, TUBC will provide consulting services to the Company in exchange for a consulting fee of Cdn.$5,113 per month for a period of 12 months. The initial term of the TUBC Agreement is 12 months and may be terminated by either party on sixty (60) days' notice.

Compensation of Directors

     During the most recently completed fiscal year ended December 31, 1998, there was no compensation paid by the Company to the directors for their services as directors except as otherwise disclosed herein. There are no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as directors.

1999 Stock Option Plan

     In June 1999, the Company's board of directors adopted the 1999 Stock Option Plan. The Stock Option Plan will terminate on May 10, 2004. The Stock Option Plan is administered by the board of directors (or a committee thereof) and provides that options may be granted to officers, directors, employees and other persons, including consultants, as determined by the Plan Administrator in its sole discretion.

     The options issued under the Stock Option Plan are exercisable at a price fixed by the Plan Administrator, in its sole discretion; provided that options granted in substitution for outstanding options of another corporation in connection with a merger, consolidation, acquisition of property or stock or other reorganization involving such corporation and the Company or any of the Company's subsidiaries may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to adjustment. Subject to exceptions in the Stock Option Plan relating to death, divorce and estate planning techniques, options granted under the Stock Option Plan are non-assignable and non-transferable.

     The maximum number of the shares reserved for issuance under the Stock Option Plan including options currently outstanding is 1,000,000 shares. As of September 7, 1999, 794,000 stock options have been granted under the plan. The options vest over a period of three years with approximately a third of the options becoming eligible at the end of each respective year. The options vesting in the first year have an exercise price of $5 a share and the options vesting in the second and third years have an exercise price of $6 a share. The market value of the stock at the time of grant was $5.94. The Company will record a corporation expense of $260,000 because the options granted at $5 were below market value at the time of grant. The expense will be amortized over the next year to coincide with the shares vesting in year one.

ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

     On May 26, 1999, the Company acquired SSI, an entity controlled by Richard Stewart, a director of the Company. The sole asset of SSI was a strategic alliance agreement it had with PLIC, an entity also controlled by Mr. Stewart. Under the terms of the acquisition, entities controlled by Mr. Stewart received an aggregate of 1,800,000 shares of the Company's common stock.

     From January 1999 to June 30, 1999, the Company reimbursed 5215 Holdings Inc. ("5215"), a company for which Philip Garratt is the sole shareholder and serves as a director, $214,750 for costs associated with the start-up of the Company's product development office in Vancouver for the period January 1999 to June 30, 1999. The Company pays 5215 rent of $5,400 a month for the premises in Vancouver and has a damage deposit on account of $11,500 for the premises. This is an informal agreement and may be cancelled at any time. The Company continues to reimburse 5215, at cost, for general and administrative expenses incurred by 5215 on the Company's behalf.

     On February 4, 1999, the Company, through its wholly-owned subsidiary, entered into a Strategic Alliance Agreement with PLIC, a company controlled by Mr. Stewart. Under the terms of the agreement, PLIC granted the Company the right to directly market the Company's online stores to members of PLIC's rebate shopping network, to place links to its Web sites on Web sites sponsored by PLIC and to distribute memberships in PLIC's rebate shopping network. In addition, PLIC agreed to provide or to introduce the Company to transaction processing, product fulfillment and helpdesk services providers and to give the Company access to its list of participating merchants and product inventory on an ongoing basis. In exchange, the Company agreed, on an exclusive basis, to sell, market and honor PLIC product rebate network memberships and, subject to certain exceptions, to use PLIC's transaction processing and product fulfillment services. The Strategic Alliance Agreement is for a perpetual duration, but may be terminated by either party for cause. The Company paid to PLIC a one-time payment of $150,000 on the signing of the Strategic Alliance Agreement.

     PLIC has introduced the Company to third-party service providers who have agreed to provide transaction processing and product fulfillment services to the Company. Specifically, the Company has engaged Harris Bank Trust and Savings of Chicago, Illinois to provide credit card processing for all transactions on its Internet Web sites and CBS to provide product fulfillment services. The Company's relationship with CBS is on a purchase order basis and may be terminated by either party without cause. The Company also has a three year contract with Harris Bank. If the Company's relationship with Harris Bank or CBS were to terminate, it could delay the opening of its online retail stores or, if it occurred after opening, it could adversely affect the Company's ability to service its retail customers and could delay or interrupt the products and services provided by the Company on its Internet Web sites.

     Under the terms of the Strategic Alliance Agreement with PLIC, the Company has agreed to share revenues with PLIC and other third parties that are generated from rebates on product sales by participating merchants. The Company is obligated to pay PLIC a flat fee for every new member of the rebate network that is recruited by the Company. The allocation of the rebate amount varies depending upon whether the ultimate customer is a participant in the rebate network. For example, assuming the ultimate customer is a member of the rebate network, the rebate would be allocated as follows:

     o    25% of the rebate is credited to the customer;

     o    30% of the rebate is remitted to PLIC;

     o 30% of the rebate is remitted to the organization which issued the membership in the rebate network to the customer (e.g., the Company, PLIC or other organization to which the customer belongs);

     o 10% is remitted to the organization that recruited the merchant selling the product; and

     o 5% is remitted to the operator of the Web site (e.g., PLIC for www.source4shopping.com or the Company for www.shoppingsherlock.com and www.usrebatewarehouse.com)

When the ultimate customer is not a member of the rebate network, the total rebate is allocated as follows:

     o    25% to the merchant that sold the product; and

     o    75% to PLIC.

     The Company and PLIC have further agreed that PLIC will provide non-technical customer support for EYI and any other e-business services clients introduced to the Company by PLIC. The Company made a one-time payment to PLIC of $10,000 in connection with establishing the customer support services for EYI. PLIC is solely responsible for all costs associated with the provision of non-technical customer support for EYI and any other e-business services clients introduced to the Company by PLIC. The Company is responsible for all costs associated with the provision of technical customer support for EYI and any other e-business services clients introduced to the Company by PLIC.

     On February 15, 1999, the Company entered into a Consulting Agreement for Non-Technical Services (the "Consulting Agreement") with John C. Jones, the former President and a former director of the Company. Pursuant to the terms of the Consulting Agreement, Mr. Jones provided consulting services to the Company in exchange for a $5,000 per month fee and reimbursement of expenses previously approved by the Company that relate to outside services retained by Mr. Jones, any other direct costs incurred, and travel expenses. The term of the agreement was six (6) months and ended on August 15, 1999.

     In June 1999, the Company entered into employment agreements with Philip Garratt, Mitchell Eggers, Raeanne Steele, Patrick McGrath and Jan Walter. The Company has also entered into Consulting Agreements with John C. Jones, a former director, which terminates on August 15, 1999, and also with Dr. Jasbir
Dhaliwal, a current director of the Company. See "Management -- Employment and Consulting Agreements."


ITEM 8    LEGAL PROCEEDINGS

     The Company is not a party to, and none of the Company's property is subject to, any pending or threatened legal proceeding.


ITEM 9 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's shares have traded on the NASD Over-The-Counter Bulletin Board Market (the "OTCBB") since March 31, 1999 under the symbol SSLK. On July 2, 1999, the Company ceased trading on the OTCBB and began trading on the Over-The-Counter "Pink Sheets". The following is a summary of trading, on a calendar quarter basis, in the shares on the OTCBB and the "Pink Sheets" during 1999:


The NASD OTC Bulletin Board

    ---------------------------- -------------------------- ------------------------- --------------------------
         Quarter Presented                 High                       Low                      Volume
    ---------------------------- -------------------------- ------------------------- --------------------------
    1st Quarter -- 1999                    $6.25                     $5.00                     190,000
    (on March 31, 1999)
    ---------------------------- -------------------------- ------------------------- --------------------------
    2nd Quarter -- 1999                    $9.75                     $5.62                     727,100
    ---------------------------- -------------------------- ------------------------- --------------------------
    3rd Quarter -- 1999                    $8.00                     $2.25                     167,150
    ---------------------------- -------------------------- ------------------------- --------------------------

     The price for the Company's shares on the "Pink Sheets" on September 27, 1999, was $8.00 (High) and $8.00 (Low), and the close price was $8.00. The prices reflected represent interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     Other than described above, the Company's shares are not and have not been listed or quoted on any other exchange or quotation system.

     As of September 30, 1999, the Company had approximately 38 shareholders of record (including nominees and brokers holding street accounts) of the Company's shares.

     As of September 30, 1999, 794,000 shares of the Company's common stock are subject to outstanding options.

     The Company has never paid dividends on its shares. The Company currently intends to retain earnings for use in its business and does not anticipate paying any dividends in the foreseeable future.


ITEM 10   RECENT SALES OF UNREGISTERED SECURITIES

     On February 17, 1999, the Company issued 5,000,000 shares of common stock at a price of $0.05 per share for an aggregate purchase price of $250,000. The shares were issued to the following persons: Brian James, Prostar Ltd., Eric Silinger, Peter Garratt, Gary James, Robert Parker, David Flower, Kole Jovanovski, Zorica Kostovska,

Kiril Pancevski, Pero Jovanov, Filip Petrovski, Slavko Trifunovski, Epicenter Venture Finance Ltd., Peter Snape, Savannah Foundation Ltd., Keith Moriarty, Marjorie Surbey, Jacques Conforti and Christopher Brown. The shares were issued to holders outside the United States pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The shares were issued to the above persons in the following amounts:

Brian James                             250,000
Prostar Ltd.                            250,000
Eric James Silinger                     250,000
Peter Garratt                           250,000
Gary Phillip James                      250,000
Robert Allan Parker                     250,000
David Stapleton Flower                  250,000
Kole Jovanovski                         250,000
Zorica Kostovska                        250,000
Kiril Pancevski                         250,000
Pero Jovanov                            250,000
Filip Petrovski                         250,000
Slavko Trifunovski                      250,000
Epicenter Venture Finance Ltd.          250,000
Peter Snape                             250,000
Savannah Foundation Ltd.                250,000
Keith Moriarty                          250,000
Marjorie Surbey                         250,000
Jacques Conforti                        250,000
Christopher Brown                       250,000
Total                                 5,000,000

     On April 16, 1999, the Company issued 1,000,000 shares of common stock at a price of $1.00 per share for an aggregate purchase price of $1,000,000, pursuant to agreements dated March 25, 1999. The shares were issued to the following persons: Jim Fitzgerald, Jer O'Callaghan, Jim O'Callaghan, Brian Weldon, Anthony Forde, Tony Duddy, Thomas O'Gorman, Greenland Investments Inc., Hugh Farrington, David O'Brien, Gerard Murray, Gerard Walsh, Brian Gillespie, Noel Dineen, Richard O'Shea, Ernest Holloway and Guernroy Ltd. The shares were issued to holders outside the United States pursuant to an exemption from registration under Rule 506 of Regulation D under the Securities Act. The shares were issued to the above persons in the following amounts:

Jim Fitzgerald                          482,000
Jer O'Callaghan                          10,000
Jim O'Callaghan                         100,500
Brian Weldon                              7,000
Anthony Forde                             7,500
Tony Duddy                               42,000
Thomas O'Gorman                          10,000
Greenland Investments                   100,000
Hugh Farrington                          35,000
David O'Brien                            10,000
Gerard Murray                            15,000
Gerard Walsh                             10,000
Brian Gillespie                          13,500
Noel Dineen                               7,500
Richard O'Shea                           50,000
Ernest Holloway                          50,000
Guernroy Ltd.                            50,000
Total                                 1,000,000

     On May 26, 1999, the Company issued 2,000,000 shares of common stock at a deemed value of $2,000,000 or $1.00 a share in connection with the Company's acquisition of SSI. The acquisition agreement embodied terms and conditions as set forth under a previous agreement dated February 17, 1999 at which time the Company was negotiating a private placement for $1 a share. The shares were issued to the following shareholders of SSI, The Becker Family Trust, Stewart Family Partners and PLIC. The shares were issued pursuant to an exemption from registration under Rule 506 of Regulation D under the Securities Act. The shares were issued to the above persons in the following amounts:

Becker Family Trust                     200,000
Stewart Family Partners                 600,000
PLIC                                  1,200,000
Total                                 2,000,000

ITEM 11   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Company's authorized capital consists of 50,000,000 shares of common stock, $.001 par value. At September 7, 1999, there were 9,000,000 shares issued and outstanding and an additional 1,000,000 shares have been reserved for issuance under the Company's 1999 Stock Option Plan.

     All shares are of the same class and have the same rights, preferences and limitations. The holders of the shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor, to one vote per share at meetings of security holders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the shares. Upon any liquidation, dissolution or winding up of the business of the Company, if any, after payment or provision for payment of all debts, obligations or liabilities of the Company shall be distributed to the holders of shares. There are no pre-emptive rights or conversion rights attached to the shares. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to the shares of the Company.


ITEM 12   INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Florida law permits the Company indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Company or any other person designated by the board of directors which may include any person serving at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, in each case, against certain liabilities including damages, judgments, amounts paid in settlement, fines, penalties and expenses including attorneys' fees and disbursements, except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Florida law also permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Florida law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the SEC may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 13   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     Report of Independent Certified Public Accountants

     Financial Statements

          Balance Sheets

          Statement of Operations

          Statement of Changes in Stockholders' Equity

          Statement of Cash Flows

          Notes to Financial Statement

ITEM 14 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Barry L. Friedman, P.C., Certified Public Accountant previously served as the auditor for the Company. Barry L. Friedman, P.C., Certified Public Accountant resigned as the auditor for the Company due to the Company's listing on the OTCBB during 1999 and BDO Seidman, LLP was appointed as auditor for the Company and its subsidiaries. The decision to change auditors was approved by the Company's board of directors. There have not been disagreements with the previous auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Within the past two fiscal years, the Company's previous auditor has not issued a report containing a disclaimer adverse or qualified opinion.


ITEM 15   FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements

     The following financial statements and related schedules are included in this Item:

          Report of Independent Certified Public Accountants:

          Consolidated Balance Sheets as of June 30, 1999 and the balance sheets as of December 31, 1998 and December 31, 1997;

          Consolidated Statements of Operation, Stockholder's Equity and Cash Flows for the six months ended June 30, 1999 and Statements of Operation, Stockholder's Equity and Cash Flows for each of the years in the three-year period ended December 31, 1998 and for the period from the date of inception (August 17, 1984) through June 30, 1999; and

          Notes to Financial Statement.

     (b)  Exhibits


Exhibit Number      Description
--------------      -----------

   2.1* Agreement and Plan of Reorganization dated as of May 17, 1999 by and among the Registrant, Shopping Sherlock, Inc. (Delaware) ("SSI") and Shopping Acquisition Corp.

   3.1*             Articles of Incorporation, as amended, of the Registrant

   3.2*             Bylaws of the Registrant

   4.1*             Form of Common Stock Share Certificate

  10.1*             1999 Stock Option Plan

  10.2*             Form of Stock Option Agreement

  10.3* Strategic Alliance Agreement: E-commerce, Marketing and Operations dated February 4, 1999 by and between SSI and Premier Lifestyles International Corp.

  10.4*             Form of Independent Contractor Services Agreement

  10.5*             Consulting   Agreement  for  Non-Technical   Services  dated
                    February 15, 1999 by and between the Registrant and John C. Jones

Exhibit Number      Description
--------------      -----------

  10.6* Consultant Agreement effective as of April 1, 1999 by and between the Registrant and Technical University of British Columbia

  10.7* Employment Agreement dated June 24, 1999 by and between the Registrant and Philip Garratt.

  10.8* Employment Agreement dated June 24, 1999 by and between the Registrant and Mitchell Eggers.

  10.9* Employment Agreement dated June 24, 1999 by and between the Registrant and Raeanne Steele.

 10.10*
                    Employment Agreement dated June 24, 1999 by and between the Registrant and Jan Walter.

 10.11* Employment Agreement dated June 24, 1999 by and between the Registrant and Patrick McGrath.

 10.12* Lease Agreement dated May 21, 1999 by and between the Registrant and Spieker Properties, L.P.

 27.1               Financial Data Schedule.


------------------
*previously filed

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)










                                                            Financial Statements

                                  Six months ended June 30, 1999 (unaudited) and
                                             Three years ended December 31, 1998

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                                        Contents
================================================================================






Report of Independent Certified Public Accountants.......................     1

Financial Statements

   Balance Sheets........................................................     2

   Statement of Operations...............................................     3

   Statement of Changes in Stockholders' Equity..........................     4

   Statement of Cash Flows...............................................     5

   Notes to Financial Statements.........................................6 - 11

[BDO GRAPHIC]
                   BDO Seidman, LLP                   One Union Square
                   Accountants and Consultants        600 University, Suite 2400
                                                      Seattle, WA  98101
                                                      Telephone:  (206) 624-2020
                                                      Fax:  (206) 624-7579




Report of Independent Certified Public Accountants


Board of Directors and Stockholders of
Shopping Sherlock, Inc.

We have audited the accompanying balance sheets of Shopping Sherlock, Inc. (a development stage company) ("the Company") as of December 31, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Shopping Sherlock, Inc. (a development stage company) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is in the development stage and has generated no operating revenue to date and will need to raise additional working capital for future development costs. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ BDO Seidman, LLP
BDO Seidman, LLP
Seattle, Washington


June 30, 1999

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)

                                                                  Balance Sheets
================================================================================



                                                                     (Unaudited)         December 31,      December 31,
                                                                    June 30, 1999           1998              1997
-----------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
   Cash                                                             $    593,773        $       -          $      -
   Prepaid expenses and deposits                                          20,348                -                 -
--------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                     614,121                -                 -

Furniture and Equipment, net                                              92,584                -                 -
--------------------------------------------------------------------------------------------------------------------
Total Assets                                                        $    706,705        $       -          $      -
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable                                                 $     43,296        $       -          $      -
   Due to related party                                                   19,310                -                 -
--------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                         62,606                -                 -
--------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies

Stockholders' Equity
   Common stock, $.001 par value; 50,000,000 shares
    authorized,  9,000,000, 1,000,000 and 100,000 issued
    and outstanding                                                        9,000            1,000               100
   Additional paid in capital                                          1,094,079            2,079               900
   Deficit accumulated during the development stage                     (458,980)          (3,079)           (1,000)
--------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                               644,099                -                 -
--------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                          $    706,705        $       -          $      -
--------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)

                                                         Statement of Operations
================================================================================


                                              (unaudited)
                                           Cumulative Amounts           (unaudited)
                                                  from               Six Months Ended                Twelve Months Ended
                                            Date of Inception            June 30,                        December 31,
                                                   to           -----------------------    --------------------------------------
                                              June 30, 1999         1999        1998         1998           1997         1996
------------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:

Sales and marketing                          $      54,185     $     54,185    $      -     $       -       $      -     $        -

General and administrative                         261,393          258,314           -         2,079              -              -

Systems and business development                   137,324          137,324           -             -              -              -

Depreciation and amortization                        7,200            7,200           -             -              -              -
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses                           460,102          457,023           -         2,079              -              -
------------------------------------------------------------------------------------------------------------------------------------

Other income                                         1,122            1,122           -             -              -              -
------------------------------------------------------------------------------------------------------------------------------------

Net loss                                     $     458,980     $    455,901    $      -     $   2,079       $      -    $         -
------------------------------------------------------------------------------------------------------------------------------------

Net loss per share - basic and diluted       $        0.12     $       0.12    $      -     $    0.01       $      -     $        -
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares of common
    stock outstanding                            3,976,516        3,976,516     100,000       445,833        100,000        100,000
------------------------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)

                                               Statement of Stockholders' Equity
================================================================================


                                                                                         Deficit
                                             Common Stock                              Accumulated
                                       -----------------------                           during
                                                                      Additional       Development
                                         Shares        Amount      Paid-in Capital        Stage            Total
---------------------------------------------------------------------------------------------------------------------
Shopping Sherlock, Inc. Activities
   (Formerly known as AIDA
   Industries):
     Issuance of common stock
     for cash                            100,000      $    100       $      900        $        -        $    1,000

Net Loss                                       -             -                -            (1,000)           (1,000)
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1985               100,000           100              900            (1,000)                -

Activity January 1986 through
December 31, 1997                              -             -                -                 -                 -
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997               100,000           100              900            (1,000)                -

 Issuance of Common stock for
   reinstatement fees - July 20,
   1998                                  900,000           900            1,179                 -             2,079

 Net Loss                                      -             -                -            (2,079)           (2,079)
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998             1,000,000         1,000            2,079            (3,079)                -

Sale of Common Stock for Cash
   ($.05/Share) - (unaudited)          5,000,000         5,000          245,000                 -           250,000

Sale of Common Stock for Cash
   ($1.00/Share) - (unaudited)         1,000,000         1,000          999,000                 -         1,000,000

Issuance of Common Stock for
   Acquisition of Shopping
   Sharelock - Delaware
   (unaudited)                         2,000,000         2,000           (2,000)                -                 -

Cash distributed to significant
   shareholder - (unaudited)                   -             -         (150,000)                -          (150,000)

Net Loss (unaudited)                           -             -                -          (455,901)         (455,901)
---------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1999 (unaudited)     9,000,000      $  9,000       $1,094,079        $ (458,980)       $  644,099
---------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.



                                                                               4



                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                        Statements of Cash Flows
================================================================================





                                                       INCREASE (DECREASE) IN CASH

                                                          (unaudited)
                                                          Cumulative        (unaudited)                  Twelve Months Ended
                                                       Amounts from Date      Six Months                     December 31,
                                                        of Inception to         Ended           ------------------------------------
                                                         June 30, 1999      June 30, 1999          1998          1997        1996
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net loss                                             $      (458,980)    $    (455,901)        $ (2,079)     $      -      $     -
  Adjustments to reconcile net loss to net
     cash used in operating activities:
    Depreciation                                                 7,200             7,200                -             -            -
    Change in assets and liabilities:
      Prepaid expenses and deposits                            (20,348)          (20,348)               -             -            -
      Accounts payable                                          43,296            43,296                -             -            -
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                         (428,832)         (425,753)          (2,079)            -            -
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Acquisition of subsidiary                                   (150,000)         (150,000)               -             -            -
  Purchase of furniture and equipment                          (99,784)          (99,784)               -             -            -
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                         (249,784)         (249,784)               -             -            -
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities

  Proceeds from issuing common stock for cash                1,253,079         1,250,000            2,079             -            -
  Increase in due to related party                              19,310            19,310                -             -            -
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                    1,272,389         1,269,310            2,079             -            -
------------------------------------------------------------------------------------------------------------------------------------
Net Increase in Cash                                           593,773           593,773                -             -            -
Cash, beginning of period                                            -                 -                -             -            -
Cash, end of period                                    $       593,773     $     593,773         $      -             -            -
------------------------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                   Notes to Financial Statements
================================================================================



NOTE 1:
Description of Business and
Summary of Significant
Accounting Policies


          Operations - Shopping Sherlock, Inc. ("the Company") was incorporated in the State of Florida on August 17, 1984, under the name of AIDA Industries, Inc. ("AIDA"). From inception until July 20, 1998 there was no activity within AIDA. On July 20, 1998, AIDA amended its articles of incorporation to provide for a 1000:1 stock split, and to apply for listing on the OTC Bulletin Board. On March 24, 1999 AIDA changed its name to Shopping Sherlock, Inc.

          Accounting Estimates - The Company's financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates.

          Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation and amortization are computed utilizing straight-line and accelerated methods over estimated useful lives ranging from 3 to 5 years.

          Revenue Recognition - The Company anticipates there will be at least three separate revenue producing activities: web site development and e-business services for network marketing organizations, on-line sales of merchandise, and a rebate program for consumers.

          Web site development is billed at the initial stages of development but is recognized as revenue when the work has been completed. Programming labor and other out of pocket expenses identifiable to a project will be recognized as cost of sales. The Company charges e-business customers monthly service fees and a non-refundable one time setup fee. The Company shares both the monthly service revenue and setup fees with PLIC. The Company recognizes the net proceeds as revenue when the service is provided. The Company also charges a fee for each transaction processed through its hosted Web sites.

          The Company plans to sell merchandise to consumers over the Internet. It is anticipated that these transactions will be paid by credit card and the Company will be the credit card merchant of record. These transactions will be recorded at the aggregate retail value at the time of shipment net of any discounts or rebates. Cost of sales will include all direct costs incurred to fulfill the order (product costs, handling, etc.) The Company will provide an allowance for sales returns based on its actual experience.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                   Notes to Financial Statements
================================================================================



NOTE 1:
Description of Business and
Summary of Significant
Accounting Policies (continued)

          For consumers who wish to enroll in the Company's rebate shopping program, the Company will charge a non-refundable annual account fee that will be recognized as revenue, net of direct expenses and amounts shared with PLIC, over the subsequent 12 month period. Additionally, the Company will receive a transaction fee for each purchase made by the consumer from participating vendors. The Company will recognize these fees as revenue when the sale is recognized by the selling company.

          Advertising Costs - Advertising costs will be expensed as incurred.

          Business and Product Development Costs - Business and product development costs consist of payroll and related expenses for development of the company's web site and its systems and telecommunications infrastructure. These costs will be expensed as incurred.

          Income Taxes - The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in a company's financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and their tax basis using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are provided when management determines that the realization of deferred tax assets fails to meet the more likely than not standard imposed by SFAS 109.

          Net Loss Per Share - Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Per share information for all prior periods have been adjusted to reflect the 1,000:1 stock split declared on July 20, 1998.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                   Notes to Financial Statements
================================================================================


NOTE 2:
Unaudited Interim
Financial Information

          The unaudited interim consolidated financial statements as of June 30, 1999 include the accounts of the Company and Shopping Sherlock - Delaware ("SSI"), pursuant to the merger agreement described in Note
          5. In the opinion of management, these financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly its consolidated financial position as of June 30, 1999 and the results of its operations and its cash flows for the six months then ended. These consolidated financial statements are condensed and therefore do not include all of the information and footnotes required by generally accepted accounting principles. Operating results for the six-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


NOTE 3:
Development
Operations

          The Company has been in the development stage since its inception. It has had no operating revenues to date, has accumulated losses of $458,980, and will require additional working capital to complete its business development activities and generate revenues adequate to cover operating and further development expenses. This raises substantial doubt as to the Company's ability to continue as a going concern.

          The Company believes it can raise adequate working capital through subsequent sales of its common stock in private placement transactions. To date, the Company has raised $1.25 million in private placements, and is attempting to raise an additional $4-$6 million through another private placement. The Company is expected to enter into a temporary loan of $400,000 to sustain itself until the private placement is complete, which is expected by the end of November 1999.

          The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                   Notes to Financial Statements
================================================================================



NOTE 4:
Furniture and
Equipment


          Furniture and equipment consists of the following:

                                                 (unaudited)               December 31,
                                                   June 30       --------------------------------
                                                     1999             1998            1997
          ---------------------------------------------------------------------------------------
          Furniture                               $    48,237      $       -        $      -
          Computer hardware                            46,958              -               -
          Computer software                             4,589              -               -
          ---------------------------------------------------------------------------------------
                                                       99,784              -               -

          Less accumulated depreciation                 7,200              -               -
          ---------------------------------------------------------------------------------------

          Furniture and equipment, net            $    92,584      $       -        $      -
          ---------------------------------------------------------------------------------------

NOTE 5:
Subsequent Events
(unaudited)


          In anticipation of the merger with Shopping Sherlock, Inc. - Delaware ("SSI") the Company sold unregistered securities in two separate transactions.

          On February 17, 1999, the Company issued 5,000,000 shares of common stock at a price of $0.05 per share for an aggregate purchase price of $250,000. The shares were sold to 20 holders, all of whom were outside the United States, pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act of 1933, as amended.

          On April 16, 1999 the Company issued 1,000,000 shares of common stock at a price of $1.00 per share for an aggregate purchase price of $1,000,000. The shares were sold to 17 holders, all of whom were outside the United States, pursuant to an exemption from registration under Rule 506 of Regulation D under the Securities Act of 1933.

          Shopping Sherlock, Inc. ("SSI"), was organized and incorporated in the State of Delaware on January 20, 1999, for the purpose of developing and implementing an Internet based retail business providing discounts and purchase rebates to its customers. On February 4, 1999, SSI entered into a strategic marketing and operations agreement with Premier Lifestyles International Corporation ("PLIC"), a direct marketing and sales company, to provide certain Internet based services to PLIC's existing customers. SSI paid PLIC a one-time fee of $150,000 upon signing of the agreement for access to its customer base. SSI received an advance of $150,000 from the Company to pay the licensing fee to PLIC. SSI began operations June 1, 1999.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                   Notes to Financial Statements
================================================================================



NOTE 5:
Subsequent Events
(unaudited)
(continued)

          On May 26, 1999 the Company entered into an acquisition agreement with SSI obtaining all rights and obligations under the agreement between SSI and PLIC, whereby 2,000,000 shares of the Company's common stock were issued to the shareholders of SSI for 100% of its common stock. Because of the common ownership between SSI and PLIC, and the fact that the majority shareholder of SSI and PLIC will hold a continuing equity position in the Company in excess of 10%, the marketing agreement acquired has been assigned no value in the Company's financial statements. The $150,000 paid to SSI has been recorded as a capital distribution to stockholders in the financial statements of the Company.

          The agreement will be perpetual, however it may be terminated for cause with 30 days notice, or immediately in the event of bankruptcy, appointment of a receiver, assignment for the benefit of creditors, or violation of the confidentiality provisions of the agreement.

          Certain operating expenses are paid by a related company, which in turn is reimbursed by the Company. For the six months ended June 30, 1999, the Company reimbursed the related company $214,750. In addition, the Company paid the related company $27,000 under an informal rental agreement, which includes $11,500 of prepaid expenses and deposits. The agreement may be cancelled at any time.

          In 1999 the Company purchased $57,000 in fixed assets from a company owned by one of its key employees.

          The Company retained all key employees under consulting agreements during the six-month period ended June 30, 1999. These agreements may be cancelled at any time. The expense of these agreements totaled $141,300, which includes $10,000 in related party payables. On June 24, 1999, the Company has entered into employment contracts replacing the consulting agreements with these employees. The contracts run from month to month and may be terminated upon 30 days notice. The aggregate obligation under these agreements is $35,200 per month, the same amounts that were paid under the previous consulting agreements. If these contracts had been in place for the six-month period ended June 30, 1999, the Company would have recognized additional operating expenses of approximately $17,000, primarily from increased payroll taxes.

          The Company has implemented a stock option plan as of July 1, 1999. Options have been granted to officers, directors and key employees. 794,000 shares have been reserved and granted under the plan. Prior to implementation of the plan, the Company had no outstanding stock options or warrants.

                                                         Shopping Sherlock, Inc.
                                                   (A Development Stage Company)


                                                   Notes to Financial Statements
================================================================================



NOTE 5:
Subsequent Events
(unaudited)
(continued)


          The options will vest over three years from the date of grant, and expire on May 10, 2004.

          The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, Accounting for Stock- Based Compensation. APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

          The Company has entered into a one year consulting contract beginning April 1, 1999, with a university in British Columbia where one of the Company's directors is an instructor. The Company will pay $3,500 per month, of which $10,500 is included in expenses for the six months ended June 30, 1999.

          On June 22, 1999, the Company's President resigned. The residual amount due under his consulting contract is $12,500, and will be paid over the term of the contract.

          In addition to the informal rent agreement discussed above, the Company leases office space under a twenty-one and one half-month operating lease commencing June 15, 1999. Future minimum lease payments approximate $20,000 in 1999, $41,400 in 2000, and $10,400 in
          2001.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SHOPPING SHERLOCK, INC.



Date:  October 28, 1999            By /s/ Philip J. Garratt
                                      ------------------------------------------
                                      Philip J. Garratt
                                      Chief Executive Officer

Exhibit                                                             Sequentially
 Number        Description                                         Numbered Page
 ------        -----------                                         -------------

  2.1* Agreement and Plan of Reorganization dated as of May 17, 1999 by and among the Registrant, Shopping Sherlock, Inc. (Delaware) ("SSI") and Shopping Acquisition Corp.

  3.1* Articles of Incorporation, as amended, of the Registrant

  3.2*         Bylaws of the Registrant

  4.1*         Form of Common Stock Share Certificate

 10.1*         1999 Stock Option Plan

 10.2*         Form of Stock Option Agreement

 10.3*         Strategic Alliance Agreement: E-commerce,
               Marketing and Operations dated February 4,
               1999 by and between SSI and Premier
               Lifestyles International Corp. ("PLIC")

 10.4*         Form of Independent Contractor Services
               Agreement

 10.5* Consulting Agreement for Non-Technical Services dated February 15, 1999 by and between the Registrant and John C. Jones

 10.6*         Consultant Agreement effective as of April 1,
               1999 by and between the Registrant and Technical
               University of British Columbia

 10.7* Employment Agreement between dated June 24, 1999 by and between the Registrant and Philip Garratt.

 10.8* Employment Agreement between dated June 24, 1999 by and between the Registrant and Mitchell Eggers.

 10.9* Employment Agreement between dated June 24, 1999 by and between the Registrant and Raeanne Steele.

10.10* Employment Agreement between dated June 24, 1999 by and between the Registrant and Jane Walter.

10.11* Employment Agreement between dated June 24, 1999 by and between the Registrant and Patrick McGrath.

10.12* Lease Agreement dated May 21, 1999 by and between the Registrant and Spieker Properties, L.P.

27.1           Financial Data Schedule


------------------
*previously filed